SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-1

           Registration Statement under the Securities Act of 1933

                              DAUPHIN TECHNOLOGY, INC.
            (Exact Name of Registrant as Specified in Its Charter)

         ILLINOIS                       3570                 87-0455038
(State or Other Jurisdiction       (Primary Standard      (I.R.S. Employer
of Incorporation or Organization) Industrial Classification     Number)
                                   Identification No.)

        800 E. Northwest Hwy., Suite 950, Palatine, IL 60067 847-358-4406
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

Andrew J. Kandalepas, President  800 E. Northwest Hwy., Suite 950, Palatine,
  IL 60067 847-358-4406
       (Name, Address, Including Zip Code, and Telephone Number, Including
                         Area Code, of Agent for Service)

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by the selling stockholders.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. ____

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. ____

                        CALCULATION OF REGISTRATION FEE

Title of Each Class         Amount to be    Proposed Maximum      Proposed Maximum
of Securities to be          Registered         Offering         Aggregate Offering     Amount of
   Registered                              Price Per Share (2)         Price(2)       Registration Fee
Common Stock
$0.001 Par Value (1)         33,291,523           $5.00               $166,457,615         $82,563

<Table/>

(1) Includes 15,332,560 outstanding shares to be registered for sale by certain selling stockholders; 6,000,000 shares issuable to an institutional investor and 11,958,963 shares issuable upon exercise of warrants and options.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457, based on the average of the high and low reported sales on April 24, 2000.

<Page 1>

In accordance with Rule 416 under the Securities Act of 1933, this Registration Statement also covers such indeterminate number of additional
Shares as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions as set forth in the Warrants referred to above.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



Balance of Page Intentionally Left Blank

<Page 2>




                            DAUPHIN TECHNOLOGY, INC.
                      33,291,523 Shares of Common Stock

              Cross-Reference Sheet Between Items of Form S-1 and
          Form of Prospectus Pursuant to Regulation S-K, Item 501(b)


Item No.                                           Location in Prospectus

1. Forepart of the Registration Statement
   and Outside Front Cover Page of Prospectus..........Outside Front
                                                       Cover Page

2. Inside Front and Outside Back Cover
   Pages of Prospectus.................................Inside Front and
                                                       Outside Back Cover
                                                       Pages

3. Summary Information, Risk Factors
   and Ratio of Earnings to Fixed Charges..............Prospectus Summary;
                                                       Risk Factors;
                                                       The Company

4. Use of Proceeds.....................................Use of Proceeds

5. Determination of Offering Price.....................Outside Front
                                                       Cover Page; Selling
                                                       Stockholders and
                                                       Plan of Distribution

6. Dilution............................................Dilution

7. Selling Security Holders............................Selling Stockholders
                                                       and Plan of
                                                       Distribution

8. Plan of Distribution................................Outside Front Cover
                                                       Page; Selling
                                                       Stockholders and Plan
                                                       of Distribution

9. Description of Securities to be Registered..........Outside Front Cover
                                                       Page; Description of
                                                       Capital Stock

10. Interests of Named Experts and Counsel.............Legal Matters

11. Information with Respect to the Registrant.........Prospectus Summary;
                                                       Risk Factors; Market
                                                       Price of Common Stock
                                                       and Dividend Policy;
                                                       Selected  Financial
                                                       Data; Management's
                                                       Discussion and
                                                       Analysis of Financial
                                                       Condition and Results
                                                       of Operations;
                                                       Business; Description
                                                       of Property;
                                                       Management; Executive
                                                       Compensation; Certain
                                                       Relationships and
                                                       Related Party
                                                       Transactions;
                                                       Principal
                                                       Stockholders;
                                                       Description of
                                                       Capital Stock.

12. Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities....................................Not Applicable

<Page 3>

                            DAUPHIN TECHNOLOGY, INC.

                      33,291,523 Shares of Common Stock
                    $5.00 Bid Price as of April 24, 2000


THE COMPANY

1. We design and sell hand-held, pen-based computers and related electronic equipment.

2. Our offices are located at:
   800 East Northwest Highway
   Suite 900
   Palatine, Illinois 60067
   (847) 358-4406

3. Our shares trade over the counter under the symbol DNTK.

THE OFFERING

1. We are registering 15,332,560 shares of common stock owned by certain selling stockholders. The shares were issued to the stockholders in private transactions.

2. We are registering an additional 11,958,963 shares of common stock for issuance upon exercise of 6,082,963 warrants issued to certain selling stockholders, and 5,876,000 options issued to employees and consultants, in private transactions.

3. We are registering an additional 6,000,000 shares of common stock for issuance under a $100,000,000 equity line with an institutional investor.

   The selling stockholders may sell their 15,332,560 shares from time to time at prices and at terms prevailing at the time of sale. We will receive none of the proceeds from the stockholders' sale of their shares. We will however, receive, assuming a current share price of $5.00, $30,000,000 from the sale of the 6,000,000 shares issued according to the $100,000,000 equity line.

   The selling stockholders may exercise their 6,082,963 warrants and the employees and consultants may exercise their 5,876,000 options from time to time prior to expiration. We will receive $44,732,367 from the exercise of such warrants and options if all are exercised prior to expiration. We will receive none of the proceeds of any subsequent sale of shares issued under the warrants or options.

   We may issue as many as 20,000,000 shares and warrants for an additional
1,400,000 shares under the $100,000,000 equity line if we make the maximum draw, assuming a current share price of $5.00. We will receive $100,000,000 from the issuance of shares under the line and $8,400,000, which is 120% of the assumed current share price, from the exercise of the warrants if we make the maximum draw and all warrants are exercised prior to expiration, assuming a current share price of $5.00. We will receive none of the proceeds of any subsequent sale of shares issued under the equity line and related warrants.

   The selling stockholders, employees, consultants and institutional investor may be deemed to be "underwriters" in connection with any sale of their shares. If they use any broker-dealers, commissions or profits received by the broker-dealers may be deemed underwriting discounts or commissions.
Any profits realized by them may be considered underwriting commissions. We will pay all costs of the registration of the shares. The selling stockholders, employees, consultants and institutional investor will pay all brokerage commissions relating to any sale of their shares.

   Investment in shares involves a high degree of risk. You should invest only if you can afford a complete loss. See "Risk Factors" beginning on page
10.

   Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

                The Date of this Prospectus is April 24, 2000

<Page 4>

                               TABLE OF CONTENTS

Prospectus Summary                      5   Business                     19
Risk Factors                            9   Description of Property      23
Forward Looking Statements              14  Management                   23
Where You Can Find More Information     14  Executive Compensation       24
Use of Proceeds                         14  Principal Stockholders       25
Dilution                                15  Description of Capital Stock 25
Market Price of Common Stock                Share Transfer Restrictions  25
 and Dividend Policy                    16  Plan of Distribution         26
Selected Financial Data                 17  Selling Stockholders         28
Management's Discussion and                 Legal Matters                31
 Analysis of Financial Condition            Experts                      31
 and Results of Operations              17  Index to Consolidated
                                             Financial Statements        F-1

                              ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the SEC, utilizing a "shelf" registration process. Under this process, we may from time to time issue up to $10,000,000 of common stock, at prices to be determined at the time of issuance. The shares may be issued in a series of draws, not to exceed eighteen, but the aggregate dollar amount of these draws may not exceed $100,000,000. At the time of each draw, we will also issue warrants without additional consideration and in number to be determined at the time of the draw.

   Each time we offer shares or warrants we will provide a prospectus supplement that will contain specific information about that offer.

   You should read this prospectus together with the additional information described under the heading, "Where You Can Find More Information."

   No person has been authorized to give any information or to make any representations in connection with this offering except those contained in this prospectus. Neither Dauphin nor any of the selling stockholders has authorized anyone else to provide you with different information.

   You should not assume that any information contained in this prospectus is accurate as of any date other than the date on the front page of this prospectus. Neither Dauphin nor any selling stockholder is making an offer of shares in any state where the offer is not permitted.

   In this prospectus, reference to "we", "us" and "our" refer to Dauphin
Technology, Inc.

<Page 5>

                             PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and financial statements, including the notes to the financial statements, appearing elsewhere in this prospectus.

Our Business

   We design and sell hand-held, pen-based computers and related electronic equipment. We encountered severe financial problems in 1993 and 1994 relating to a prior product line. On January 3, 1995, we filed a petition for reorganization under Chapter 11 of the Federal Bankruptcy Code. We operated under Chapter 11 until July 23, 1996, when we were discharged and proceedings ended. Since July 1996 we have been engaged primarily in the following activities:

   1. contract manufacturing for third parties;
   2. development of the OrasisTM computer; and
   3. acquiring personnel, capital and resources for these activities.

   We substantially terminated contract manufacturing during the middle of 1999. We did this for two reasons. First, we sought to focus on production and marketing of OrasisTM. Second, we sought to identify additional products for development. We believe these activities present greater opportunity for growth and profitability than contract manufacturing.

   We completed development and production tooling for OrasisTM during 1998 and 1999. OrasisTM is a hand-held, pen-based computer that incorporates features which we believe provide greater power and flexibility to address performance requirements in a variety of industrial and commercial uses. We have produced a limited number of OrasisTM units which have been used for marketing and limited sales. OrasisTM has been favorably received by industry publications and potential users.

   Toward the end of 1999, we identified set-top boxes as a focus for product development. A set-top box is an electronic device that converts digital signals into a user acceptable format via other electronic devices such as television sets, telephones and computers. It is a routing device that enables you to access and transmit information to take advantage of services offered by television, telephone, Internet and other providers of communication, information or entertainment content or media. For example, you may connect a set-top box to your television to receive cable television programming and music broadcasts through your television and home sound system. You may also connect a set-top box to a computer or various office equipment to serve a variety of commercial uses.

   At the end of 1999, we began negotiations with a European telecommunications firm seeking to develop an ultra-high speed information technology network. The firm intends to construct, install and operate a fiber optic cable network system offering telephone, television, Internet and other services in a European country. It expects to develop the system with a group of European and several U.S. based Fortune 500 companies. Our negotiations culminated in February 2000 when we signed an agreement to provide the set-top box that will be used in that network.

Our Opportunity

   OrasisTM features high-end performance while weighing less than 4 pounds.
Standard unit features provide electro-magnetic pen convenience with a wide variety of audio-visual capabilities. We believe that OrasisTM represents the lightest, most versatile hand-held computer presently available. We also believe that our current pricing will be attractive to niche markets such as medical, government, sales field automation, transportation, utilities and educational uses.

   The set-top box agreement names us as exclusive supplier for a minimum of
2.5 million set-top boxes for the proposed fiber optic network. We must develop a set-top box with digital decoding capabilities to access video on demand, telephone, video-telephone and Internet services. We must begin shipments in the fourth quarter of 2000, with 200,000 units to be shipped by the end of the year. Shipments of 125,000 units per quarter are required during 2001 through the beginning of 2005. Based on these scheduled deliveries, and current pricing under the agreement, total revenues generated under the agreement will exceed $500 million if we provide all 2.5 million units. We believe that we can develop and supply these units at a favorable gross margin, inclusive of shipping and exporting expenses.

<Table 6>

   The OrasisTM and set-top box products provide us the opportunity to expand production, marketing and distribution and to attain profitability. However, the opportunity will be lost if we fail to respond quickly. Our industry is characterized by swift change and our products may become obsolete if competitors offer new technologies or features that we do not possess. In addition, the set-top box agreement requires us to develop and produce ten prototype units within 120 days. Consequently, we must act swiftly.

Our Strategy

   Our goals are to capture the opportunity presented by the OrasisTM and set-top box products and to become a leading provider of electronic products.
We intend to focus on hand-held computer products and related accessories.
We expect to develop or acquire a variety of products and services that complement each other or offer production and operating economies. In this way, we seek to minimize the risk presented by reliance upon any given product that may become obsolete through technological change.

   We expect to increase our development, production and marketing capabilities by increasing staff and coordinating relationships with outside manufacturers and sales representatives. Our immediate focus will involve collection of additional market information to refine OrasisTM capabilities so we may aggressively market that product to satisfy customer needs. We will then establish a responsive level of production and distribution. At the same time, we will increase engineering staff to develop and deliver ten set-top box prototypes within the 120 days provided under our agreement. Once a prototype is approved, we will begin production to meet shipment requirements.

Recent Developments

   Since January 1, 2000, we raised over $7.5 million in a private placement of shares of common stock to accredited investors that ended on March 20, 2000. Proceeds of the placement were used in part to pay outstanding operating expenses. Approximately $5 million in placement proceeds is available for marketing Orasis( and developing the set-top box. The
4,945,301 shares and an additional 1,506,858 shares underlying warrants issued in the private placement are included in this registration to permit secondary trading by the holders of such shares and warrants.

   On April 12, 2000, we entered into a $100,000,000 equity line with an institutional investor. The equity line is conditioned on registration of the shares and warrants to be issued to the investor under the line. We may make up to eighteen draws of up to $10,000,000 per draw, with a $100,000,000 aggregate draw limit.

                                THE REGISTRATION

Shares to be registered                          33,291,523  shares

Total number of shares outstanding
 immediately after the registration              75,591,446 shares

Use of proceeds                                  Net proceeds from this
                                                 registration are estimated
                                                 to be $77,252,367.  We will
                                                 use the net proceeds to:

  1. fund production and marketing of OrasisTM;
  2. fund development and production of the set-top box; and
  3. increase working capital generally to develop additional products.

<Page 7>

                       SUMMARY FINANCIAL INFORMATION
                   (In thousands, except per share data)

   The following table summarizes the consolidated financial data for our business. You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and accompanying Notes beginning on page F-1 of this prospectus.

                            Year Ended December 31
INCOME STATEMENT DATA:       1995      1996       1997       1998     1999
-------------------------  --------  ---------  --------  --------  --------
Revenues                    $  183     $  94    $ 2,730    $ 5,368   $ 2,279
Cost of Sales                   94       279      4,345      5,758     4,834
Gross Profits (Loss)            89      (185)    (1,615)      (390)   (2,555)
Net Loss, before
 extraordinary item           (795)   (1,397)    (3,988)    (6,132)   (9,306)

EARNINGS PER COMMON SHARE(1):
Loss Before
 Extraordinary Item          (0.06)    (0.06)     (0.13)     (0.16)    (0.20)
Extraordinary Item               -      1.58          -          -         -
Net Income (Loss) (1)        (0.06)     1.52      (0.13)     (0.16)    (0.20)

                               As of December 31

BALANCE SHEET DATA:          1995      1996       1997      1998      1999
-------------------------  --------  ---------  --------  --------  --------
Total Assets                   426      3,402      7,629     6,719     3,372
Long Term Debt                   -         43        430       303       185
Working Capital (Deficit)  (50,980)     3,020      4,511      (260)     (917)
Stockholders Equity
 (Deficit)                 (50,910)     3,093      5,676     2,885       552

(1) Income (Loss) per common share is calculated based on the weighted average number of shares at December 31 of each referenced year.

<Page 8>

                                RISK FACTORS

   Investment in our shares is risky and should be considered speculative. In addition to the information contained in this prospectus, you should consider carefully the following risk factors before investing in shares offered under this prospectus:

Risks Related to Our Financial Results

   We have had a history of losses and may experience losses in the future that could result in a decrease in the market price for our shares.

   We operated under Chapter 11 of the Federal Bankruptcy Code from January
3, 1995 until July 23, 1996. We cannot determine the effect of such operations on potential customers, vendors or employees. In addition, we have had significant operating losses since our inception. For the years ended December 31, 1997, 1998 and 1999, we had losses of $3,988,017;
$6,131,557; and $9,306,304. We had an accumulated deficit of  $38,826,736 as of December 31, 1999. There can be no assurance that we will ever operate at a profit or that an investment in our shares will result in any gain to stockholders.

   We have had a limited operating history.

   Since July 1996 we have operated without substantial sales or revenue. Our limited financial performance may make it difficult for you to evaluate the viability of our business to date and to assess its future viability.

   We have terminated one line of business that will result in reduced revenue.

   We substantially terminated contract-manufacturing services at the end of the second quarter of 1999 as part of our current operating strategy. For years ending December 31, 1997, 1998 and 1999, contract manufacturing services conducted through our subsidiary accounted for $2,658,201, $5,637,574, and $2,134,563 in revenue. We will no longer offer such services to third parties but will instead apply such activities to develop and manufacture our own products.

Risks Related to Our Strategy

   We may be unable to identify or acquire additional technologies or products to diversify our product offering.

   We expect to avoid reliance upon any given product through acquisition of additional technologies and products. However, we may be unable to identify or acquire technologies or products. In that case, we may have to rely upon our own resources to develop such technologies and products internally. We may not have sufficient resources to do this. In addition, acquisitions involve a number of special risks, such as diversion of management's attention and financing issues, which may have a negative impact on operations and financial performance.

   We may not be able to efficiently integrate any acquired technologies, products or businesses.

   We expect to acquire technologies, products and other businesses to compliment our operations. For example, we may acquire an existing engineering business if we require additional staff to develop products and cannot otherwise retain qualified personnel. There can be no assurance that we will be able to integrate the operations of any other business successfully. Acquisitions we do undertake will subject us to a number of risks, including the following:

 1. inability to institute the necessary systems and procedures, such as accounting and financial reporting systems;
 2. failure to retain key personnel;
 3. assumption of unanticipated legal liabilities and other problems; and
 4. amortization of acquired intangible assets.

   In addition, we may acquire technologies or products that prove incompatible to other products following further development.

<Page 9>

   Even if we successfully integrate acquired technologies, products or businesses, we may be unable to effectively manage growth.

  We seek to become profitable by expanding sales of OrasisTM, the set-top box and any new products that we may develop or acquire. To manage growth, we may be required to:

 1. improve existing and implement new operational, production and personnel systems;
 2. hire, train and manage additional qualified personnel; and
 3. establish relationships with additional suppliers and strategic partners while maintaining existing relationships.

   Focus on set-top box development under the set-top box agreement subjects us to risks associated with international operations.

   If we successfully develop a set-top box and begin sales under the set-top box agreement, we risk exposure to international risks, including:

 1. greater difficulty in accounts receivable collection and longer collection periods;
 2. unexpected changes in regulatory requirements;
 3. reduced protection of intellectual property rights;
 4. potentially adverse tax consequences; and
 5. political instability.

   Focus on set-top box development under the set-top box agreement subjects us to risks associated with other participants' operations.

   We have no control over operations of other businesses involved in constructing, installing and operating the fiber optic cable network system for which we expect to provide the set-top box. Decisions regarding construction, installation and operation of the system will be made without our input. Such decisions may have a material impact on the system and may delay shipment of our set-top boxes or otherwise negatively affect our operations.

Risks Related to Development, Production and Marketing of Our Products

Product development involves substantial expense and resource allocation that may exceed our capabilities.

   We incurred substantial expense in developing the OrasisTM computer. We expect to continue to develop enhancements and accessory equipment to meet customer and market demands. The set-top box is in the early stage of development and although it relies in part upon technology developed for the OrasisTM, we expect to incur substantial additional expense to fully develop this product. Delays in development arising from insufficient cash or personnel resources will hinder our ability to bring these products to market before competitors introduce comparable products. In that case, we will miss the opportunity to capitalize on the technological advances, which we believe such products may offer.

We depend on outside sources for components and may be harmed by unavailability of components, excessive prices for components or unexpected delays in component deliveries.

   The OrasisTM and set-top box use or will use various component parts, such as PCBs, microchips and fabricated metal parts. We must obtain these components from manufacturers and third-party vendors. Our reliance on those manufacturers and vendors, as well as industry component supply, creates many risks including the following:

 1. the possibility of a shortage of components;
 2. increases in component costs;
 3. variable component quality;
 4. reduced control over delivery schedules; and
 5. potential manufacturer/vendor reluctance to extend credit to us.

<Page 10>

   If there is a shortage of component parts or if the cost of these parts substantially increases, our operations and our success in the marketplace could be materially and adversely affected.

Errors or defects in our products could result in customer refund or product liability claims.

   Because our products are complex, they could contain errors or bugs that can be detected at any point in a product's life cycle. While we continually test our products for errors and will work with customers to identify and correct bugs, errors may be found in the future. Although many of these errors may prove to be immaterial, any of these errors could be significant.
Detection of any significant errors may result in:

 1. loss of or delay in market acceptance and sales of our products;
 2. diversion of development resources;
 3. injury to our reputation; or
 4. increased maintenance and warranty costs.

   Errors or defects could harm our business and future operating results.
Moreover, because our products will be used in critical computing functions, we may receive significant liability claims if our products do not work properly. Our agreements with customers typically do and will contain provisions intended to limit our exposure to product liability claims.
However, these provisions may not preclude all potential claims. Liability claims could require us to spend significant time, money and effort in litigation. They also may result in substantial damage awards. Any such claim, whether or not successful, could materially damage our reputation and results of operation.

We will be unable to develop, produce and market our products without qualified professionals and seasoned management.

   Our success depends in large part on our ability to recruit and retain professionals, key management and operating personnel. We need to complete development of the set-top box and coordinate production of OrasisTM computers and the set-top box. We also need to develop marketing channels to increase market awareness and sales of our products. Qualified professionals, management and operating personnel are essential for these purposes. Such individuals are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for them is intense and turnover is high. If we cannot attract and retain needed personnel, we will not succeed.

   We believe that our future success will depend on our ability to retain the services of our executive officers. These officers have developed industry relationships that are critical to our growth and development. They also will be essential in dealing with the significant challenges that we expect to arise from anticipated growth in our operations.

   We have an ongoing need to expand management personnel and support staff.
The loss of one or more members of management or key employees, or the inability to hire additional personnel as needed, could have a material adverse effect on our operations.

Risks Related to Competition within Our Industry

None of our products has achieved widespread distribution or customer acceptance.

   Although the OrasisTM computer has passed the development stage, we have
not established a market for it.    The OrasisTM is a solution oriented, pen-
based, mobile computer system, which has been produced and marketed only on a limited basis. As the market and applications for the OrasisTM increase, we anticipate its market will increase; however, there is no assurance that this will happen.

   The set-top box is in the early stage of development. We believe we will successfully develop a set-top box that will conform to specifications under the set-top box agreement that will address a broad market demand. There can be no assurance that we will successfully develop the set-top box or that a market demand will exist if development is completed to set-top box agreement specifications. In addition, if a market demand exists, it may be met with alternative products offered by competitors or with pricing that we cannot match.

<Page 11>

Competition in our industry is intense and we may not be able to compete successfully due to our limited resources.

   Our industry is highly competitive and dominated by competitors with substantial resources. Continuous improvement in product pricing and performance is the key to future success. At all levels of competition, pricing has become very aggressive. We expect pricing pressure to continue to be intense. Many of our competitors are larger and have significantly greater financial, technical, marketing and manufacturing resources. They also have broader product lines, greater brand name recognition and larger existing customer bases. As a result, our competitors may be better able to finance acquisitions or internal growth or respond to technological changes or customer needs.

   Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address customer needs. There can be no assurance that we will be able to compete successfully in developing, manufacturing or marketing our products. An inability to do so would adversely affect our business, financial condition and market price of our shares.

Our industry is subject to rapid technological change and we may not be able to keep up.

   Rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles and changes in customer demands and evolving industry standards, characterize the computer industry. Our products could become obsolete if products based on new technologies are introduced or if new industry standards emerge.

   Computer equipment is inherently complex. As a result, we cannot accurately estimate the life cycles of our products. New products and product enhancements can require long development and testing periods, which requires retention of increasingly scarce technically competent personnel.
Significant delays in new product releases or significant problems in installing or implementing new products can seriously damage our business.
In the past, we have experienced delays in scheduled product introductions and cannot be certain that we will avoid similar delays in the future. We must produce products that are technologically advanced and comparable to and competitive with those made by others. Otherwise, our products may become obsolete or we will fail to achieve market acceptance.

   Our future success depends on our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

   We may sell fewer products if other vendors' products are no longer compatible with ours or other vendors bundle their products with those of our competitors and sell them at lower prices.

   Our ability to sell our products depends in part on the compatibility of our products with other vendors' software and hardware products. For example, Orasis( will not sell if it cannot run software, or access resources such as Internet or telephone services, provided by others. The same is true for the set-top box. Other vendors may change their products so that they will no longer be compatible with our products. These vendors also may decide to bundle their products with products of our competitors for promotional purposes and to discount the sales price of the bundled products. If this were to occur, our business and future operating results could suffer.

We have limited intellectual property protection and our competitors may be able to appropriate our technology or assert infringement claims.

   Our products are differentiated from those of our competitors by our internally developed technology that is incorporated into our products. If we fail to protect our intellectual property, others may appropriate our technology and sell products with features similar to ours. This could reduce demand for our products. We rely on a combination of trade secrets, copyright and trademark laws, non-disclosure and other contractual provisions with employees and third parties, and technical measures to protect our proprietary rights in our products. There can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

   We believe that our products do not infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against us in the future or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require us to commit substantial time and effort, and to incur substantial litigation expenses, and may subject us to significant liabilities that could have a material adverse effect on our financial condition and results of operations.

<Page 12>

Our business and operations may be affected by government regulations.

   Our products may be subject to various federal, state and other government regulations. For example, we are required to obtain CE approval and certification for the set-top box under the set-top box agreement. If we do not receive such approval and certification within thirty days of application, production will be postponed. In addition, if we do not receive such approval and certification within sixty days of application, the buyer may terminate the agreement. The buyer also may terminate the agreement if permits to install fiber optic and other infrastructure equipment are not issued. Even if such permits are issued, delays in issuance will delay set-top box orders and shipments. Consequently, government regulations may interfere with our business plans could have an adverse effect on our ability to develop and market our products.

Risks Relating to Our Shares and This Registration

   It is likely that our shares will be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control.

   The securities markets have recently experienced significant price and volume fluctuations. The market prices and volume of securities of technology and development-stage companies have been especially volatile. Market volatility and other market conditions could reduce the market price for our shares despite operating performance. In addition, if our operating performance falls below expectations the market price of our shares could decrease significantly. You may be unable to resell shares at or above the registration price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of such litigation we could experience substantial litigation costs and diversion of management's attention and resources.

We have not paid any dividends and have no expectation of paying dividends in the foreseeable future.

   We have not declared, paid, or distributed any cash dividends on our shares in the past, nor are any cash dividends contemplated in the foreseeable future. There is no assurance that our operations will generate any profits from which to pay cash dividends. Even if profits are generated through operations in the future, our present intent is to retain any such profits for acquisitions, product development, production and marketing, and for general working capital requirements.

Our shares are not widely traded.

   There is only a limited market for our shares. If a large portion of the shares eligible for immediate resale after registration were to be offered for public resale within a short period of time, the current public market would likely be unable to absorb such shares. This could result in a significant reduction in current market prices. There can be no assurance that investors will be able to resell shares at the price they paid for the shares or at any price.

Our shares are subject to special trading rules relating to "penny stocks" which restrict trading.

   Our shares are covered by an SEC rule that imposes additional sales practice requirements on broker-dealers who sell "penny stock" to persons other than certain established customers. For transactions covered by the rule, the broker-dealer must obtain sufficient information from the customer to make an appropriate suitability determination, provide the customer with a written statement setting forth the basis of the determination and obtain a signed copy of the suitability statement from the customer. The rule may affect the ability of broker-dealers to sell our shares and also may affect your ability to sell shares in the secondary market.

We have broad discretion in how we use any proceeds of this registration, and we may not use these proceeds effectively.

   We could spend any proceeds received from this registration in ways, which you may not agree or that do not yield a favorable return. Our primary goals in conducting this registration are to broaden the public market for our shares and to access funds necessary to develop, produce and market our products. Proceeds also may be applied to future strategic acquisitions that may help us to these accomplish these goals, but we not now engaged in any negotiations any acquisition.

<Page 13>

                             FORWARD LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement that is not a statement of historical fact constitutes a forward-looking statement. You can identify these statements by forward looking words such as "may," "will," "intend,"
"believe", "anticipate," "estimate," "expect," "project" and similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operation and of our financial condition or state other forward looking information. This prospectus also includes third party estimates regarding the size and growth of markets and mobile computer equipment usage in general.

   You should not place undue reliance on these forward-looking statements.
The sections captioned "Risk Factors" and "Management's Discussion and
Analysis of Financial Condition and results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from our expectations.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward looking statements after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except with respect to material developments related to previously disclosed information.

                     WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450
Fifth Street, N.W., Judiciary Plaza, Washington D.C.; 500 West Madison
Street, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300,  New
York, New York 10048. Copies of such materials can be obtained from the public reference rooms at prescribed rates. You can obtain information regarding operation of the public reference rooms by calling the SEC at 1-
800-SEC-0330. Such material can also be inspected and printed from the SEC's internet site located at http://www.sec.gov.

   We have filed with the SEC a registration statement on Form S-1 with respect to the shares. This prospectus constitutes a part of the registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to the shares, and us you should refer to the registration statement and the exhibits and schedules filed as apart of the registration statement. Statements contained in this prospectus as to the contents of any contracts or other documents are not necessarily complete; reference is made to the copy of such contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by such reference. Copies of the registration statement, including all exhibits and schedules, may be obtained from the SEC's public reference rooms upon payment of the prescribed fees. You can also examine them without charge at the public reference rooms or the SEC's
Internet site.

                               USE OF PROCEEDS

   If all shares underlying warrants and options are issued and we draw the $30,000,000 available under the equity line, assuming a current share price of $5 and 420,000 warrants arising from that draw are exercised, net proceeds of this registration are estimated to be $77,252,367 assuming a current share price of $5.00.

   The primary purposes of this registration are to:

 1. broaden the market for our shares;
 2. fund production and marketing of OrasisTM;
 3. fund development and production of the set-top box and;
 4. increase working capital generally to develop additional products.

   We expect to use a portion of net proceeds to retain qualified marketing and other personnel to effectively promote the OrasisTM computer. This will include advertising and other promotional expenses, as well as assembly costs to produce an adequate supply of this product.

<Page 14>

   We expect to use a portion of net proceeds to retain engineering and production personnel to complete set-top box design and production of units sufficient to meet set-top box delivery requirements. We intend to conduct assembly at the facility we previously used for contract manufacturing, but may need to purchase additional production equipment.

   Finally, we will use proceeds to develop new products so that we are not dependent on any given product and to remain competitive. We may buy new technologies or products. In addition, if we determine that qualified personnel or equipment is not generally available, we may use proceeds to acquire businesses that can satisfy our requirements. However, we are not now engaged in any negotiations regarding any acquisition.

                                   DILUTION

   As and to the extent that we issue any shares in future transactions, current stockholders' ownership percentages will de diluted.

<Page 15>

               MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

   Our shares trade on the over-the-counter market in the National Quotation
Bureau's Pink Sheets electronic bulletin board. The following table shows the range of representative bid prices for our shares. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions. The number of stockholders on record as of March 31, 2000 is approximately 5,500. Some of the stockholders on record are brokerage firms that hold shares in the "street name". Therefore, we believe the total number of stockholders may be greater than 5,500.

                            1997              1998              1999
                      High        Low     High      Low     High      Low
First Quarter        $1.625     $1.187   $1.625   $1.016   $1.219   $0.453
Second Quarter        1.219      0.750    1.391    0.875    0.938    0.391
Third Quarter         1.172      0.875    2.031    0.875    0.750    0.266
Fourth Quarter        2.590      1.063    0.906    0.500    0.703    0.219

   The closing bid price of a share on April 21, 2000 was $5.00. We have never paid dividends and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain earnings, if any, for product development, production and marketing, strategic acquisitions and for general working capital requirements.

                        SELECTED FINANCIAL INFORMATION
                     (In thousands, except per share data)

   The following table summarizes the consolidated financial data for our business. You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and accompanying Notes beginning on page F-1 of this prospectus.

					              Year Ended December 31
                              1995     1996      1997      1998      1999
-------------------------  --------  ---------  --------  --------  --------
INCOME STATEMENT DATA:
Revenues                   $   183    $    94   $  2,730  $  5,368  $  2,279
Cost of Sales                   94        279      4,345     5,758     4,834
Gross Profits                   89       (185)    (1,615)     (390)   (2,555)
Net Loss before
 extraordinary item           (795)    (1,397)    (3,988)   (6,132)   (9,306)

EARNINGS PER COMMON SHARE:
Loss Before
 Extraordinary Item          (0.06)     (0.06)    (0.13)    (0.16)    (0.20)
Extraordinary Item               -       1.58         -         -         -
Net Income (Loss)            (0.06)      1.52     (0.13)    (0.16)    (0.20)

                                              As of December 31
                              1995     1996      1997      1998      1999
-------------------------  --------  ---------  --------  --------  --------
BALANCE SHEET DATA:
Total Assets                    426      3,402     7,629     6,719     3,372
Long Term Debt                    -         43       430       303       185
Working Capital (Deficit)   (50,980)     3,020     4,511      (260)     (917)
Stockholders Equity
 (Deficit)                  (50,910)     3,093     5,676     2,885       552

(1) Income (Loss) per common share is calculated based on the weighted average number of shares at December 31 of each reported year.

<Page 16>

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Results of Operations 1999 compared to 1998 and 1997

   We are engaged in electronic product engineering, development and sales.
Contract manufacturing services were conducted through the second quarter of 1999 through our wholly owned subsidiary, R. M. Schultz & Associates, Inc.
All of our activities are highly competitive and sensitive to many factors outside of our control, including general economic conditions affecting our customers and availability of components.

Dauphin Technology, Inc.

   Revenue for Dauphin Technology, Inc. increased from $72,000 in 1997 to
$386,000 in 1998 and then decreased to $274,000 in 1999. The revenue decrease from 1998 to 1999 was a result of financial constraints, which prohibited the purchase of components necessary to complete the production of Orasis units.


   The gross profit margins are not comparable for the periods due to the inventory write downs and fluctuation in sales. During 1997 and 1998, we wrote down all obsolete inventory. Originally, such inventory was to be used in the design of Orasis, but the introduction of new components and newer design methods rendered such inventory obsolete.

   Selling, general and administrative expenses increased to approximately
$2.63 million in 1999 from $2.55 million in 1998 and $1.25 million in 1997.
The increase from 1998 to 1999 was due to increase in professional and consulting fees incurred as a result of capital raising efforts. During the third and fourth quarters of 1999, we began cost reduction measures managing to reduce certain expenses by as much as fifty percent. The increase from 1997 to 1998 was due to additional staffing in sales and marketing departments and expense related to product demonstrations. We supplied our sales force with 200 Orasis demonstration units, at an average cost of $2,500 per unit, to present the product at trade shows and sales opportunities. We also advertised Orasis in several trade magazines.
Further, internal operations were enhanced with additional personnel.

R.M. Schultz & Associates, Inc.

   Revenue for RMS increased from $2.7 million in 1997 to $5.6 million in 1998, but decreased to $2.13 million in 1999 due to our decision to move away from contract manufacturing and towards new product design and development.

   The gross profit from 1998 to 1999 is not comparable due to the inventory write down and the decrease in revenue. The gross profit margin for RMS decreased from 9% in 1997 to 6% in 1998 due to an increase in reserve for obsolescence and startup inefficiencies in manufacturing of Orasis?.

   Selling, general and administrative expenses increased in 1999 to approximately $1.5 million from $712,000 in 1998 and $233,000 in 1997. The increase in 1999 from 1998 was primarily due to impairment of goodwill and cost associated with cost reductions. The increase from 1997 to 1998 was primarily due to full year of operations under the Dauphin umbrella.

<Page 17>

Other Expenses and Net Loss

   Our net operating loss increased to approximately $9.3 million in 1999 from $6.1 million in 1998 and $4.0 million in 1997. The increase in net loss from 1998 to 1999 was due to all items mentioned in the RMS sections above.
The increase in the net loss from 1997 to 1998 was due to an increase in research and development expense from $827,000 to $1.6 million, an increase in sales and marketing expense, an increase of interest expense from $76,000 to $1 million in 1998 and additional inventory write-downs. We spent in excess of $2.4 million on the development and an additional $676,000 on production tooling for Orasis.

Liquidity and Capital Resources

Absence of Operating Profit
   We have incurred a net operating loss in each year since our founding. As of December 31, 1999 our accumulated deficit was $38,826,736. We expect to incur operating losses over the near term. Our ability to achieve profitability will depend on many factors including our ability to manufacture and market commercially acceptable products. There can be no assurance that we will ever achieve a profitable level of operations or if profitability is achieved that it can be sustained.

Early Stage of Development of Our Products
   From June of 1997 through June of 1999, we were principally engaged in research and development activities involving Orasis. Since then, we have been working on new technologies, in particular the design and development of the set-top box. Our products have been sold in limited quantities and there can be no assurance that a significant market will develop for such products in the future. Therefore, our inability to develop, manufacture and market our products on a timely basis may have a material adverse effect on our financial results.

Financing Considerations
   We raised over $7.5 million in a private placement of shares of common stock to accredited investors that ended on March 20, 2000. Proceeds of the placement were used in part to pay outstanding operating expenses.
Approximately $5 million in placement proceeds is available for marketing and manufacturing OrasisTM and developing the set-top box.

   On April 12, 2000, we entered into a common stock purchase agreement, escrow agreement and registration rights agreement with an institutional investor. These agreements provide a $100,000,000 equity line conditioned on registration of the shares and warrants to be issued under the agreements.
We may make up to eighteen draws of up to $10,000,000 per draw, with a $100,000,000 aggregate draw limit. Upon each draw, we must issue shares to the investor based upon the amount of the draw and a price determined by reference to the 22-day average trading price and 45-day average volume of our shares. Upon each draw, we also must issue to the investor warrants to purchase additional common shares in an amount equal to 7% of the shares issued. Each warrant shall have a three-year term and an exercise price equal to 120% of the daily volume weighted average of our shares on the trading day preceding the draw.

Inflation and Seasonality
   Due to the nature of our products and current market trends, an increase in the volume of production should generally result in a reduction of cost per unit. We do not anticipate any major shifts in this trend in a foreseeable future. Also, since we target industrial customer and not retail outlets, we should not be affected by the seasonal nature of consumer purchasing.

                                  BUSINESS

Overview
   We design and sell hand-held, pen-based computers and related electronic equipment for home and business use from facilities in Schaumburg and McHenry, Illinois. We currently employ approximately 15 people. Our employees consist of engineering, sales and marketing, administrative and other personnel. For the past several years, we have functioned as a development-stage company engaged primarily in the following activities:

 1. contract manufacturing for third parties;
 2. development of the OrasisTM computer; and
 3. acquiring personnel, capital and resources  for these activities.

<Page 18>

   We conducted contract manufacturing from June 1997 to June 1999. We terminated contract manufacturing to focus on production and marketing of OrasisTM and to identify additional products for development. We believe these activities present greater opportunity for growth and profitability than contract manufacturing.

   We began development of OrasisTM in the fall of 1997. We continued development through 1998. During that year, we began production tooling to produce a sufficient number of prototype units to begin promotion. We completed development and production tooling during 1999. We produced a limited number of units and used them for marketing and limited sales. To date, however, we have not had sufficient funds to aggressively promote
Orasis.

   Toward the end of 1999, we identified the set-top box as a focus for product development. At the end of 1999, we began negotiations with a European telecommunications firm seeking to construct, install and operate a fiber optic cable network system offering telephone, television, internet and other services in a European country with a group of European and several
U.S. based Fortune 500 companies. On February 11, 2000 we signed an agreement to develop and supply the set-top box that will be used in that network.

Strategy

   We seek to capture the opportunity presented by the OrasisTM and set-top box products and to become a leading provider of electronic products. We intend to focus on hand-held computer products and related accessories, and will avoid dependency on any given product. We expect to develop or acquire a variety of products and services that complement each other or offer production and operating economies. In this way, we seek to minimize the risk presented by reliance upon any given product which may become obsolete through technological change.

   We expect to increase our development, production and marketing capabilities by increasing staff and coordinating relationships with outside manufacturers and sales representatives. Our immediate focus will be collection of additional market information to refine OrasisTM capabilities so we may aggressively market that product to satisfy customer demands. We will then establish a responsive level of production and distribution. At the same time, we will increase engineering staff to develop and deliver ten set-top box prototypes within the 120 days provided under the set-top box agreement. Once a prototype is approved, we expect to ramp-up production at our assembly facility which was used previously for contract manufacturing.
We also may use outside manufacturers for this purpose.

Products

   Orasis is a hand-held computer developed with features to meet the expressed desires of many potential customers. It was developed with the multi-sector mobile user in mind. It incorporates an upgradable processor, user upgradable memory and hard disc, various modules and mobile devices to satisfy the needs of various industries. Basic unit features are as follows:

1. The unit weight is approximately 3 pounds;
2. The battery operating life is from 2 to 8 hours;
3. The unit is equipped with 166 MHz Pentium MMX processor, which can be upgraded to 266 MHz Pentium MMX;
4. The standard unit is equipped with 32 MEG of memory upgradable to 128 MEG of RAM;
5. Standard two type II or a single type III PCMCIA slot;
6. 2.1 GB expandable to 6.4 GB hard drive;
7. Built in speaker and microphone, including sound blaster for voice recognition and multimedia;
8. Video conferencing port;
9. Modular expansion bay with docking connector;
10. Electro-magnetic pen, voice activation, and an Infra Red keyboard for data input; and
11. CDROM drive, floppy drive, DVD drive, heads-up goggles, GPS module and other attachable devices.

   Much more flexible and powerful than a personal digital assistant, Orasis?
is an MS-DOS/Windows 95/98/2000, Windows NT and Linux compatible machine.
Although the basic unit carries a number of advanced features, the most significant advantage of Orasis? is its upgradability. The expansion bay allows for the use of CDROM, floppy drive, wireless radio, extended battery pack or any other device through its PCI expansion bus. Unlike competitor models, Orasis? does not lock the customer into a single format. Orasis?
affords a customer complete flexibility and versatility offered by no other mobile computer presently on the market. It is a time, labor, and money-saving device that can be custom-configured with a variety of options to meet the end-user's needs.

<Page 19>

   We recently started to design our set-top box. Pursuant to the set-top box agreement, we will incorporate an integrated modular design to address present and future technologies. Our set-top box will be an ADSL/VDSL access unit with he capability to provide video on demand/TV, video-telephone services, voice telephony and Internet access using a computer. The set-top box will connect to a gigabit fiber optic infrastructure to provide ultra high-speed communication services to residential, commercial, civil, educational, governmental and other users.

   Our set-top box will include the following features:

1. ADSL/VDSL modem, which will connect to the client's infrastructure;
2. antenna connector for external interfacing;
3. TV-out connector for TV hook-up;
4. Ethernet option for a PC connection;
5. one set of RCA audio connectors;
6. universal power supply for 110/230V operation;  and
7. a set of batteries providing up to 6 hours of telephone operation in case of a power failure.

   The initial version of the set-top box will use Windows CE as its operating system. It will connect to the proposed fiber optic network with routing capabilities to direct and re-direct data, voice, and video traffic.
Certain dedicated gateways will connect the network with the other telephone systems and access the client's state- of- the- art video on demand service to provide a first class library of movies, as well as live local and international TV channels, public interest programs and entertainment.

Markets

   TV, radio and newspapers remind us daily of people's ability to contact the farthest reaches of our planet in seconds. We hear about business meetings that take place over the wires, on a large TV screen instead of in person. Increased Internet use for commerce and communication drives us to reach for the things that only a few years ago we read about in science fiction books. Constant improvements in digital and cellular technology allow anyone to constantly "stay connected." The mobile computer plays a significant role in this " brave new world."

   Based on recent statistics, the mobile computing devices market is approximately $95 billion in annual revenue. Sales of laptop and notebook computers represent a large portion of this market. However, the growth rate of hand-held pen-based devices exceeds that of laptops and notebooks. Based on the latest Frost and Sullivan studies, the total pen-tablets market, in which Orasis competes, is several billion dollars and is growing at approximately twenty five percent per year. We estimate that market may be growing even faster than latest predictions.

   Unlike several years ago, the pen-based computer market is more defined and is ready for a product such as Orasis. The total mobile market includes more than sixty products that fall within the personal digital assistant category of the pen-based market. These devices include electronic organizers, mobile fax machines and electronic notepads. Most of these devices are palm-top size, requiring either pen or keyboard input. In addition, there are approximately twenty devices that would qualify as computers or pen tablets. Orasis belongs in the latter category.

   Until the introduction of Orasis, pen-based devices were no match for laptops. Processor speed, limited expandability and memory limitations of hand-held computers made notebooks and laptops much more popular with the mobile workforce. Orasis bridges the gap between notebook or laptop computers and pen-based computers. Orasis added features and flexibility of also might attract public attention, thereby expanding the overall category.

   The set-top box is another device that will serve the desire to "stay connected". The set-top box market is relatively new. According to International Data Corporation, the worldwide installed base of set-top boxes was a mere 2.2 million units in 1998. It is expected to exceed 14.8 million units during 2000 and to grow to over 35.5 million units during 2002. We believe the market will continue to expand as set-top box capabilities are refined and people increase their desire to access television, telephone, Internet services for communication, information and entertainment purposes.

<Page 20>

Sales and Marketing

   Orasis is a niche product.  We target vertical markets to distribute
Orasis. Initially, we hired six mobile industry experts, or channel managers, to target various industries. Each channel manager was to find a number of software solution providers for a particular industry and to partner with them to offer a final electronic solution to the end user. They targeted medical, government, sales field automation, transportation, utilities and education industries. During 1998, approximately 60 VAR's signed Orasis distribution agreements. During 1999, we changed our marketing strategy and terminated all channel managers. Currently, all VAR relationships and sales inquiries are handled internally by our sales and customer service personnel.

   We are still defining our sales and marketing strategy for the set-top box. Our immediate focus is to design a product meeting specifications under
the set-top box agreement signed in February.   If we design a unit that
satisfies specifications under the agreement, we may capture sales of a minimum of 2.5 million set-top boxes for the proposed cable network. Unit shipments would begin in the fourth quarter of 2000, with 200,000 units to be shipped by the end of the year.  Shipments of 125,000 units per quarter are required during 2001 through the beginning of 2005. After delivery of the first 1.2 million units, the buyer may seek market pricing from sources other than us, but we have a right of first refusal to continue production at any bona-fide market price obtained.  Based on these scheduled deliveries, and current pricing under the agreement, total revenues generated under the agreement will exceed $500 million if we provide all 2.5 million units.

Competition

   A dozen manufacturers including Epson, Fujitsu, IBM, Mitsubishi and
Kalidor produce "pen tablets". The list of competitors may be imposing, but we feel that Orasis has advantages over the competition including flexibility, adaptability and compactness. Based on the opinions of industry experts such as Pen Computing magazine, units produced by these firms are less capable than Orasis. Such units are generally designed with a single processor and become obsolete as soon as new processors or faster software is introduced. Also, due to the fact that major components of Orasis are upgradable, the life expectancy of the product is estimated to be 5 years.
Over time, consumers' return on investment of Orasis should be much higher than any existing computer.

   Scientific Atlanta and General Instruments are among the companies presently manufacturing set-top boxes. If we satisfy specifications under the set-top box agreement, our set-top box will meet or exceed features available from exiting units. Our multi-purpose set-top box, in conjunction with the wide bandwidth infrastructure, will provide advanced Internet capabilities, as well as a wide span of conveniences, including cost savings and many other benefits. It will adapt to any of the existing communication standards and offer the allocated bandwidth to users. Users will have access to more bandwidth than any time in the past. They will be able to connect directly to the set-top box and with the available bandwidth will be able to accommodate Web hosting, Web browsing, email, eCommerce, voice/video conferencing and video on demand, very economically. In addition, our unit will support both U.S. and European TV viewing standards.

   Our products, including Orasis and the set-top box, will gain market acceptance only as long as they offer leading technology and features. Any time a new product is introduced, there is a small window of opportunity before clones are developed. Being a small company, we feel our strength is in our flexibility to meet industry demands and to partner with solution providers to jointly offer unique solutions for problems that customers encounter.

Customer Dependence

   Our products have not yet achieved market acceptance and Orasis has been sold only on a limited basis. Consequently, we are not presently dependent on any one customer. If our set-top box satisfies set-top box agreement specifications, we will be dependent upon the buyer for substantially all of our sales, unless we acheive suuccess in promoting Orasis. In any event, we will not receive any revenue under the set-top box agreement until 360 days following delivery of acceptable units.

Research and Development

   Due to our relatively small size, most of our product development was done in cooperation with three contract engineering firms. Approximately
$1,576,000 was spent on research and development in 1998 and approximately
$510,000 more was spent in 1999. We retained all rights and intellectual property acquired during the development of Orasis.

<Page 21>

   We are planning to continue research and development of electronic products to complement Orasis. In addition to peripheral devices such as office and mobile docking station, we are planning to work on various scaled down, higher-tech devices besides Orasis.

   We began research and development of set-top boxes during the third quarter of 1999, in connection with negotiating the set-top box agreement.
Costs incurred at that time were not material.

Production

   Because the main components of Orasis are complex, the assembly of the motherboard is out-sourced. SMT Unlimited, LLC supplies us with the ready assembled and tested motherboards for final assembly. SMT Unlimited, LLC is capable of producing hundreds of motherboards per day.

   RMS assembles, tests and ships the final product to our customers. RMS performs all manufacturing support for the product. With additional staffing, RMS is capable of assembling 200 Orasis units per day.

   We currently expect to assemble set-top boxes at our RMS facility.
However, we may decide later to use an outside manufacturer.

Source and Availability of Raw Materials

   Component parts are obtained from suppliers around the world. Since the development of Orasis commenced late in 1997 and throughout 1998, all components used in the design are state of the art and are Year 2000 compliant. Components such as the latest mobile Intel processors, color video controllers and CACHE memory chips are in high demand. Such components are available in short supply. However, management does not anticipate any delays in production.

Software Licensing Agreements

   We lease BIOS (basic input/output software) for Orasis from Phoenix
Technologies Ltd. ("Phoenix"). Phoenix designs, develops, markets and licenses proprietary software products for original equipment manufacturers and related software for personal computers. A Master License Agreement was signed for the right of distribution of Phoenix software. We pay $4 per unit sold under this license.

   We are a party to a Pen Products Original Equipment Manufacturing
Distribution License Agreement and Sub-license Agreement for Dedicated
Systems with Annabooks Software LLC ("Annabooks"), the supplier of products offered by Microsoft Corporation ("Microsoft"). Microsoft is the third-party beneficiary under these agreements. These agreements authorize us to install
DOS, Windows 95, 98, 2000 and NT, and Windows for Pen, among others, on the computers that we sell. We must pay Annabooks royalties for each unit sold, although quantity discounts are available. We pay approximately $78 per license for each computer we sell.

Patents, Copyrights and Trademarks

   Because of rapid technological and design changes inherent to the computer industry, we do not believe that, in general, patents and/or copyrights are an effective means of protecting our interests. However, due to the unique configuration of the Orasis, we did patent its mechanical design and processor upgradability concepts. We also expect to patent our set-top box design following development. We attempt to maintain our proprietary rights by trade secret protection and by the use of non-disclosure agreements. It is possible that our products could be duplicated by competitors and duplication and sale could therefore adversely affect on our business. However, we believe that the time spent by competitors engineering the product would be too long for the rapidly changing computer industry.

   In 1997 the Company applied for and received a trademark on the name
"Orasis."

Assembly Capability

   Using automatic assembly equipment, we are capable of assembling large quantities of electronic products through our subsidiary, RMS. The majority of the work performed by RMS since its inception has been in a through-hole or large component electronic assembly. Since June, 1997 we have spent more than $750,000 to build a 5,000 square foot environmentally controlled room inside the RMS facility and to acquire surface mount equipment. Surface mount assembly equipment allows for high-speed/high-tech component placement on a printed circuit board, a newer method of product assembly. Under our current strategy, we expect to apply these contract-manufacturing capabilities our own products, including assembly of Orasis? units, set-top boxes and other products, which we may develop in the future.

<Page 22>

                            DESCRIPTION OF PROPERTY

   Our executive offices consist of 7,300 square feet of office space and 2,700 square feet of warehouse space located at 800 E. Northwest Hwy, Suite
950, Palatine, Illinois 60067. We pay approximately $12,000 per month to rent the facilities. In December 1998, in conjunction with upgrading the facilities, we signed a five-year lease extension. The lease called for increased rent, but provided for reconstruction of facilities to better suit our needs. We believe the space will be adequate for the foreseeable future.

   RMS facilities are located at 1809 South Route 31, McHenry, Illinois
60050. The facilities are leased from Enclave Corporation, a company that is owned by Richard M. Schultz, past President of RMS. RMS occupies 53,000 square feet of space, of which 7,000 square feet is for office space and 5,000 square feet is surface mount portion of production. The lease has a five-year term starting on June 6, 1997 with an optional extension for an additional five years. The rent is approximately $14,000 per month. We believe the space will be adequate for the foreseeable future.

                                 MANAGEMENT
Directors and Executive Officers

   The following table sets forth the name, age and position, present principal occupation and employment history for the past five years for each of our directors and executive officers, as of April 24, 2000.

Name                           Age               Present Office

Andrew J. Kandalepas		 48      Chairman of the Board of Directors
                                       Chief Executive Officer

Christopher L. Geier           37      Executive Vice President, acting CFO

Jeffrey L. Goldberg            47      Secretary, Director

Gary E. Soiney                 59      Director

Andrew Prokos                  37      Director

   Mr. Kandalepas became Chairman of the Board in February 1995. He was named
CEO and President in November of 1995. Mr. Kandalepas is the founder and President of CADserv, an engineering services firm. He graduated from DeVry
Institute in 1974 with a Bachelor's Degree in Electronics Engineering
Technology. He then served as a product engineer at GTE for two years. Mr.
Kandalepas left GTE to serve ten years as a supervisor of PCB design for Motorola prior to founding CADserv in 1986.

   Mr. Geier is Executive Vice President and is currently the acting CFO. He leads ours overall organization, including its subsidiary business. Prior to his appointment, Mr. Geier founded and managed several multimillion-dollar private corporations, as well as a $100 million region of a large retail distribution company. He earned an MBA from the University of Chicago
Graduate School of Business and received a Bachelor of Arts in Criminal
Justice/Pre Law from Washington State University.

   Mr. Goldberg has served as Secretary and as a Director since June of 1995.
He is a partner at FERS, an international accounting firm. He formerly served as the President of Financial Consulting Group, LTD., a lawyer at the Chicago law firm of Goldberg and Goodman, and prior to that, was a tax senior with Arthur Andersen LLP. Mr. Goldberg is an attorney, CPA and certified financial planner.

   Mr. Soiney has served as a Director since November of 1995. He graduated from the University of Wisconsin in Milwaukee with a degree in Business
Administration. He is currently a 75% owner in Pension Design & Services,
Inc., a Wisconsin corporation, which performs administrative services for qualified pension plans to business primarily in the Mid-West.

   Mr. Prokos has served as a Director since February 1995.  He is also Vice-
President of CADserv and has served in this capacity since 1995. Mr. Prokos is a graduate of DeVry Institute with an Associate Degree in Electronics.

   All directors and executive officers are elected annually and hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified.

<Page 23>

                               Family Relationship

   Andrew Prokos is a cousin of Andrew Kandalepas.

Involvement in Certain Legal Proceedings

   There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

Involvement by Management in Public Companies

   None of our directors or executive officers are directors of any other public companies.

Indemnification of Directors and Officers

   We have adopted a by-law provision which stipulates that we shall indemnify any director or executive officer who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, investigative or administrative, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding, if he/she acted in good faith and in a manner he/she reasonably believed to be in, or not opposed to, our best interest, had no reasonable cause to believe his/her conduct was unlawful;
provided, however, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his/her duty to the company, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. These indemnification provisions are not expected to alter the liability of directors and executive officers under federal securities laws.

                            EXECUTIVE COMPENSATION

   At the Board of Directors meeting held on December 29, 1998, the Board established two committees, Audit and Compensation. SEC regulations mandate disclosure of all compensation including salary, bonus and stock options, paid to executive officers and directors that exceeds $100,000. No director or executive officer was paid compensation exceeding $100,000 during 1997, 1998 or 1999. Our Chairman, Chief Executive Officer and President, Andrew
Kandalepas, received compensation of $84,000 for the year ending December 31, 1999.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   CADserv, an engineering services company based in Schaumburg, Illinois, is controlled by Andrew Kandalepas. It has contributed to the design, packaging and manufacturing of our product lines and will likely continue in this capacity in the future. We paid CADserv $0 during 1999 and $140,192 in 1998.

   In 1999 we borrowed $286,000 from related entities including two members of the Board of Directors.The loans accrued interest at 1% per month until maturity. As of the date of this prospectus all loans including interest have been paid off.

   RMS facilities are leased from Enclave Corporation, a company that is owned by Richard M. Schultz, former President of RMS. We paid $179,684 of rent and $24,150 of real estate taxes for the property lease in 1999 and $165,660 of rent and $22,500 of real estate taxes for the property lease for 1998.

<Page 24>

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding shares owned beneficially as of March 31 2000, by (i) each of our directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each person that beneficially own more than 5% of our shares:



                                                       Amount and Nature of
Name of Beneficial Owner	Position                       Beneficial        Percent
                                                            Shares Owned      of Class
Andrew J. Kandalepas       Chairman, Chief                   3,826,837 (1)       7.1%
                           Executive Officer & President

Christopher L. Geier       Executive Vice President            500,000 (1)       0.9%

Jeffrey L. Goldberg        Secretary, Director                 497,800 (2)       0.9%

Gary E. Soiney             Director                             50,000 (2)       0.1%

Andrew Prokos              Director                            314,000 (2)       0.6%

Morgan Stanley, Dean Witter & Co.
As trustees for Bank Lyonnais	------                         3,909,000           7.2%

Officers and Directors and
5% Beneficial Owners (as a group)                             9,097637 (3)      16.8%

<Table/>

(1) Includes options to purchase 500,000 shares under immediately exercisable options.
(2) Includes options to purchase 50,000 shares under immediately exercisable options.
(3) Includes options to purchase 1,150,000 shares under immediately exercisable options.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.01 par value preferred stock.
As of April 24, 2000 there were 57,632,483 shares of common stock outstanding and beneficially owned by approximately 5,500 beneficial stockholders, and no shares of preferred stock were outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation, which is available upon request.

                                 Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor
(see "Market Price of Common Stock" and "Dividend Policy"). In the event of a liquidation, dissolution or winding up of the company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no right to convert their common stock into any other securities and have no cumulative voting rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

<Page 25>

                               Preferred Stock

   The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights
(including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. We have no present plans to issue preferred stock. However, the issuance of any such preferred stock could affect the rights of the holders of common stock and reduce the value of the common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of the company by present owners.

                             Warrants and Options

   As of March 27, 2000 warrants to purchase 6,082,963 shares of common stock were issued and outstanding in the hands of approximately 30 investors. The warrants are convertible at any time. The strike prices of these warrants range from $0.20 to $2.00. The warrants expire between three and five years from the date of issuance. The warrants include a change of form provision in them so that if a change in the form of the common stock occurs due to stock splits, stock dividends, or mergers, the holders are entitled to receive a pro-rata increase of shares at a discounted price. However, the holders of the warrants do not have any voting rights and are not entitled to receive any cash or property dividends declared by the Board of Directors until they convert the warrants into common shares. If warrants are exercised, the common stockholders pro-rata share of the company will be diluted. If such warrants are not exercised within the allotted time, they expire.

   As of March 27, 2000 options to purchase 3,880,500 shares of common stock were issued and outstanding in the hands of certain consultants resulting from funding raised by such consultants. These options are exercisable at any time. Options for 18,000 shares are exercisable at $1.00 per share and the remainder is exercisable at $10.00 per share. These options expire between three and five years from the date of issuance. Additionally, there are 2,241,000 options issued and outstanding in the hands of more than twenty employees and former employees. These options are exercisable at any time for common stock at prices ranging from $0.50 to $1.00 per share. These options expire between three and five years from the date of issuance. If such options are exercised, the common stockholders' pro-rata share of the company will be diluted. If such options are not exercised within the allotted time, they expire.

   On April 12, 2000, we entered into a common stock purchase agreement, escrow agreement and registration rights agreement with an institutional investor. These agreements provide a $100,000,000 equity line conditioned on registration of the shares and warrants to be issued under the agreements.
We may make up to eighteen draws of up to $10,000,000 per draw, with a $100,000,000 aggregate draw limit. Upon each draw, we must issue shares to the investor based upon the amount of the draw and a price determined by reference to the 22-day average trading price and 45-day average volume of our shares. Upon each draw, we also must issue to the investor warrants to purchase additional common shares in an amount equal to 7% of the shares issued. Each warrant shall have a three-year term and an exercise price equal to 120% of the daily volume weighted average of our shares on the trading day preceding the draw.

                         Transfer Agent and Registrar

   Our transfer agent and registrar is American Stock Transfer and Trust
Company, 40 Wall Street, New York, NY 10005  (212) 936-5100.

                             PLAN OF DISTRIBUTION

We are registering the following securities:

1. 15,332,560 shares of common stock owned by certain selling stockholders.
The shares were issued to the stockholders in private transactions.

2. An additional 11,958,963 shares of common stock for issuance upon exercise of 6,082,963 warrants issued to certain selling stockholders, and 5,876,000 options issued to employees and consultants, in private transactions.

<Page 27>

3. An additional 6,000,000 shares of common stock for issuance under a $100,000,000 equity line with an institutional investor.

   The selling stockholders' may sell their 15,332,560 shares from time to time at prices and at terms prevailing at the time of sale.

   The selling stockholders may exercise their 6,082,963 warrants and the employees and consultants may exercise their 5,876,000 options from time to time prior to expiration. We will receive $44,732,367 from the exercise of such warrants and options if all are exercised prior to expiration. We will receive none of the proceeds of any subsequent sale of shares issued under the warrants or options.

   We are registering 6,420,000 shares, which includes 420,000 shares underlying warrants to be issued under the $100,000,000, assuming a share price of $5.00. We will receive $30,000,000 from the issuance of 6,000,000 shares under the line and $2,520,000 from shares underlying the warrants if they are all exercised prior to expiration, assuming a current share price of $5.00.

   The selling stockholders, employees, consultants and institutional investor may be deemed to be "underwriters" in connection with any sale of their shares. If they use any broker-dealers, commissions or profits received by the broker-dealers may be deemed underwriting discounts or commissions. Any profits realized by them may be considered underwriting commissions. We will pay all costs of the registration of the shares. The selling stockholders, employees, consultants and institutional investor will pay all brokerage commissions relating to any sale of their shares.

   Because selling stockholders, employees, consultants and institutional investor may be deemed to be "underwriters", they will be subject to prospectus delivery requirement under the federal securities law.
Furthermore, in the event of a "distribution" of shares, the selling stockholders, employees, consultants and institutional investor any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act until his or her participation in the distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of shares in connection with the offering.

   There is no assurance that the selling stockholders, employees, consultants or institutional investor will be able to sell all or any of the shares or that buyer of shares, if any, will be willing to pay prices sought by them.

<Paqe 28>

                             SELLING STOCKHOLDERS

   The selling stockholders', employees' and consultants' shares were issued in accordance with private placements. The shares are being registered to remove their restricted status under federal securities law. Although the selling stockholders, employees and consultants have not advised us that they currently intend to sell shares pursuant to this registration, they may choose to sell all or portion of the shares from time to time in the over-the-counter market or otherwise at prices and terms then prevailing or at prices related to the current market price, or negotiated transactions. The selling stockholders consist of 139 investors, each of whom was represented as an accredited investor at the time of subscription for shares, and none of whom who are or have been affiliates of the company or who hold more than 5% of the outstanding shares.




                                                             Beneficially     Beneficially
                                                                 Owned           Owned     Registered Shares
                                      Shares Beneficially    Shares to be        Shares    Beneficially Owned
                                             Owned            Registered       to be Sold  After Registration
Name                                     Number      %       Number      %       Number     Number        %
------------------------------------- ----------  -------  ----------  -------   ------    ----------  -------
Techrich International Limited         6,000,000     9.4%   6,000,000     9.4%        0     6,000,000     9.4%
Kandalepas, Andrew / Self
 Declaration of Trust                  1,335,351     2.1%   1,335,351     2.1%        0     1,335,351     2.1%
Crescent International Limited         1,048,951     1.7%   1,048,951     1.7%        0     1,048,951     1.7%
Marinis Loukas Trust                     927,500     1.5%     927,500     1.5%        0       927,500     1.5%
Schlapkphl, Dan                          862,283     1.4%     862,283     1.4%        0       862,283     1.4%
Zeedyk, Paul                             660,808     1.0%     660,808     1.0%        0       660,808     1.0%
Senglaub, Jeffrey                        549,999     0.9%     549,999     0.9%        0       549,999     0.9%
Miller, Ryan                             500,000     0.8%     500,000     0.8%        0       500,000     0.8%
Bulfon S.A.                              480,000     0.8%     480,000     0.8%        0       480,000     0.8%
Invictus Trust DTD 3-28-1996
 /Revocable Living Trust/Samuel
 Craig Wilson TTEE                       465,493     0.7%     465,493     0.7%        0       465,493     0.7%
Klose, Clifford F. / IRA                 400,000     0.6%     400,000     0.6%        0       400,000     0.6%
Loukas, Koula                            400,000     0.6%     400,000     0.6%        0       400,000     0.6%
FOX Investments Limited                  358,540     0.6%     358,540     0.6%        0       358,540     0.6%
Lekkos, Jim                              350,000     0.6%     350,000     0.6%        0       350,000     0.6%
Arthur, Kevin / Arthur, Lonnie JTWROS    341,325     0.5%     341,325     0.5%        0       341,325     0.5%
Senglaub, Jeffrey W. TR                  309,825     0.5%     309,825     0.5%        0       309,825     0.5%
Jones, Rick                              308,000     0.5%     308,000     0.5%        0       308,000     0.5%
Fegen, Nick                              300,000     0.5%     300,000     0.5%        0       300,000     0.5%
Curry, David                             276,000     0.4%     276,000     0.4%        0       276,000     0.4%
DeVito, Mark                             250,000     0.4%     250,000     0.4%        0       250,000     0.4%
Dimitropoulos, Angelo                    214,600     0.3%     214,600     0.3%        0       214,600     0.3%
Smith, Brian                             207,142     0.3%     207,142     0.3%        0       207,142     0.3%
Loukas, Georgia                          200,000     0.3%     200,000     0.3%        0       200,000     0.3%
Loukas, Pat                              200,000     0.3%     200,000     0.3%        0       200,000     0.3%
Loukas, Tom                              200,000     0.3%     200,000     0.3%        0       200,000     0.3%
Prokos, Andrew                           200,000     0.3%     200,000     0.3%        0       200,000     0.3%
Lemberger, Joe                           170,000     0.3%     170,000     0.3%        0       170,000     0.3%
Executive Pension Design                 152,850     0.2%     152,850     0.2%        0       152,850     0.2%
Sigmatron International, Inc.            144,243     0.2%     144,243     0.2%        0       144,243     0.2%
Klose, Clifford F. TTEE/Marjorie
 J. Klose TTEE/Clifford F. Klose
 & Marjorie J. Klose Trust DTD10/21/88   142,000     0.2%     142,000     0.2%        0       142,000     0.2%
Bright Star LP                           125,000     0.2%     125,000     0.2%        0       125,000     0.2%
Delis, Steve                             125,000     0.2%     125,000     0.2%        0       125,000     0.2%
Anderson Living Trust DTD 5/22/98/
 Robert W. & Elizabeth Anderson, TTEE    123,050     0.2%     123,050     0.2%        0       123,050     0.2%
Kolb, Jeffrey D / Kolb, Diana JTWROS     121,000     0.2%     121,000     0.2%        0       121,000     0.2%
Thomas, George                           120,000     0.2%     120,000     0.2%        0       120,000     0.2%
Patriotes Fund                           113,000     0.2%     113,000     0.2%        0       113,000     0.2%
Mpitsos, George  Karen Mpitsos JTWROS    105,263     0.2%     105,263     0.2%        0       105,263     0.2%
ASIC/ADI Designs, Inc.                   100,000     0.2%     100,000     0.2%        0       100,000     0.2%
Johnson, Vincent L./Johnson,
 Megan K. JTWROS                         100,000     0.2%     100,000     0.2%        0       100,000     0.2%
Nord, Clint                              100,000     0.2%     100,000     0.2%        0       100,000     0.2%
Johnson, Dwayne A.                        75,000     0.1%      75,000     0.1%        0        75,000     0.1%
Sillery, Kevin L.                         71,428     0.1%      71,428     0.1%        0        71,428     0.1%
Thomas, Terry                             63,035     0.1%      63,035     0.1%        0        63,035     0.1%
Cohen, Shirley W. Living
 Trust Dated 7/11/77                      62,500     0.1%      62,500     0.1%        0        62,500     0.1%
Jefferson Current
 Electric Inc. / Pension Plan             60,000     0.1%      60,000     0.1%        0        60,000     0.1%
Notaro, Stephen                           60,000     0.1%      60,000     0.1%        0        60,000     0.1%
Candice, Robert
 P. / Candice, Denise JTWROS              57,619     0.1%      57,619     0.1%        0        57,619     0.1%
Cleveland, Todd M.                        57,143     0.1%      57,143     0.1%        0        57,143     0.1%
K & L Trust                               54,536     0.1%      54,536     0.1%        0        54,536     0.1%
Gornet, Matthew / Ratts,
 Valerie JTWROS                           53,191     0.1%      53,191     0.1%        0        53,191     0.1%
Lux, Paul S./ Lux, Leslie JTWROS          53,191     0.1%      53,191     0.1%        0        53,191     0.1%
Martin, Dr. Jeffrey / Martin Ann JTWROS   53,191     0.1%      53,191     0.1%        0        53,191     0.1%
Dietrich, Gary                            50,128     0.1%      50,128     0.1%        0        50,128     0.1%
Mpitsos, Flora                            50,000     0.1%      50,000     0.1%        0        50,000     0.1%
Nord, Curt                                50,000     0.1%      50,000     0.1%        0        50,000     0.1%
Nothum, J. Glenn                          50,000     0.1%      50,000     0.1%        0        50,000     0.1%
Senglaub, James                           50,000     0.1%      50,000     0.1%        0        50,000     0.1%
Ellis, Ronald M. / Ellis,
 Pamela L. JTWROS                         48,037     0.1%      48,037     0.1%        0        48,037     0.1%
Schubert, Brian                           48,000     0.1%      48,000     0.1%        0        48,000     0.1%
Conti, Dr. Mary
 W. / Salvatore Conti MD JTWROS           47,750     0.1%      47,750     0.1%        0        47,750     0.1%
Senglaub, Michael L. / Senglaub,
 Doris A. JTWROS                          45,000     0.1%      45,000     0.1%        0        45,000     0.1%
Shack, Donald                             42,983     0.1%      42,983     0.1%        0        42,983     0.1%
Augustine Fund, LP                        41,413     0.1%      41,413     0.1%        0        41,413     0.1%
Mahoney, Sharon IRA                       41,063     0.1%      41,063     0.1%        0        41,063     0.1%
Mahoney, Richard IRA                      41,062     0.1%      41,062     0.1%        0        41,062     0.1%
Furher, Phyllis Living Trust              38,461     0.1%      38,461     0.1%        0        38,461     0.1%
Keltner, Richard / Keltner,
 Patricia JTWROS                          34,285     0.1%      34,285     0.1%        0        34,285     0.1%
Anderson, Robert IRA                      31,250     0.0%      31,250     0.0%        0        31,250     0.0%
Dralle, Gregory / Dralle, Karen JTWROS    31,000     0.0%      31,000     0.0%        0        31,000     0.0%
Jefferson Current Electric
 Inc. / Profit Sharing Plan               30,000     0.0%      30,000     0.0%        0        30,000     0.0%
Sanfilippo, Joseph B.                     28,960     0.0%      28,960     0.0%        0        28,960     0.0%
Hoff, Lynn                                26,042     0.0%      26,042     0.0%        0        26,042     0.0%
Fitts, John P.                            25,000     0.0%      25,000     0.0%        0        25,000     0.0%
Gundaker, Gordon                          25,000     0.0%      25,000     0.0%        0        25,000     0.0%
Johnson, Curtis
 L. / Johnson, Jacqueline JTWROS          25,000     0.0%      25,000     0.0%        0        25,000     0.0%
Singer, Craig B                           25,000     0.0%      25,000     0.0%        0        25,000     0.0%
Watson, John / Gloria Ortiz JTWROS        25,000     0.0%      25,000     0.0%        0        25,000     0.0%
Jenkins, John T. / Jenkins,
 Jacquelyn  JTWROS                        24,776     0.0%      24,776     0.0%        0        24,776     0.0%
McGuire, Daniel R.                        23,676     0.0%      23,676     0.0%        0        23,676     0.0%
Amos, Michael G. / Amos, Tracy O. JTWROS  23,450     0.0%      23,450     0.0%        0        23,450     0.0%
Robertson, Virginia
 Sue Trust Ltd 9-28-88                    23,057     0.0%      23,057     0.0%        0        23,057     0.0%
Draper, Jack / c/o Dynamite Drywall Inc.  21,428     0.0%      21,428     0.0%        0        21,428     0.0%
Dimitropoulos, Penny                      21,000     0.0%      21,000     0.0%        0        21,000     0.0%
Dralle, David / Dralle, Gregory JTWROS    21,000     0.0%      21,000     0.0%        0        21,000     0.0%
Candice, Raymond G. / Candice,
 Deborah A. JTWROS                        20,476     0.0%      20,476     0.0%        0        20,476     0.0%
Gabriele, John                            20,000     0.0%      20,000     0.0%        0        20,000     0.0%
Reid, Daniel P.                           20,000     0.0%      20,000     0.0%        0        20,000     0.0%
Dimitropoulos, Chris                      19,715     0.0%      19,715     0.0%        0        19,715     0.0%
Krueger, Lee & Kreuger, Elma TR           19,500     0.0%      19,500     0.0%        0        19,500     0.0%
Kolb, Janet M., Irrevocable Trust         18,000     0.0%      18,000     0.0%        0        18,000     0.0%
Zouras, John / Zouras, Pat JTWROS         16,500     0.0%      16,500     0.0%        0        16,500     0.0%
Frederick, Karl / IRA                     16,384     0.0%      16,384     0.0%        0        16,384     0.0%
Lambert, Todd                             14,300     0.0%      14,300     0.0%        0        14,300     0.0%
Mahoney, Richard L.                       13,594     0.0%      13,594     0.0%        0        13,594     0.0%
Geniale, Hank                             13,020     0.0%      13,020     0.0%        0        13,020     0.0%
Lilenthal, John F.                        12,820     0.0%      12,820     0.0%        0        12,820     0.0%
IS Investments Inc.                       12,407     0.0%      12,407     0.0%        0        12,407     0.0%
Podolsky, Mitchell                        10,909     0.0%      10,909     0.0%        0        10,909     0.0%
Winkler, Paul                             10,294     0.0%      10,294     0.0%        0        10,294     0.0%
Dwyer, Daniel A.                          10,274     0.0%      10,274     0.0%        0        10,274     0.0%
Five West Foods, Inc.                     10,196     0.0%      10,196     0.0%        0        10,196     0.0%
Panos, Tom                                10,000     0.0%      10,000     0.0%        0        10,000     0.0%
Tzortzis, John                            10,000     0.0%      10,000     0.0%        0        10,000     0.0%
Frederick, Karl / Helen
 Frederick JTWROS                          9,297     0.0%       9,297     0.0%        0         9,297     0.0%
Tipton, Thomas L.                          7,812     0.0%       7,812     0.0%        0         7,812     0.0%
Frederick, Michael / IRA                   6,915     0.0%       6,915     0.0%        0         6,915     0.0%
Kostecki, Ted                              6,900     0.0%       6,900     0.0%        0         6,900     0.0%
Davis, Michael A. / Maddock,
 Deborah K. JTWROS                         6,544     0.0%       6,544     0.0%        0         6,544     0.0%
Dwyer, Patrick A. (TOD:Carolyn Dwyer)      6,274     0.0%       6,274     0.0%        0         6,274     0.0%
Johnson, Vincent
 L. / Johnson, Dwayne JTWROS               6,250     0.0%       6,250     0.0%        0         6,250     0.0%
Podolsky, Marshall / Podolsky,
 Sharon JTWROS                             6,000     0.0%       6,000     0.0%        0         6,000     0.0%
Solomon, Brent                             5,780     0.0%       5,780     0.0%        0         5,780     0.0%
Fitzgerald, John Michael                   5,229     0.0%       5,229     0.0%        0         5,229     0.0%
Demos, Demetrios                           5,000     0.0%       5,000     0.0%        0         5,000     0.0%
Lesmeister, Jerome
 M. / Lesmeister, Judith G. JTWROS         5,000     0.0%       5,000     0.0%        0         5,000     0.0%
Vasilopoulos, Gust                         5,000     0.0%       5,000     0.0%        0         5,000     0.0%
Wimsatt, Charles / Mary Wimsatt JTWROS     4,762     0.0%       4,762     0.0%        0         4,762     0.0%
Goldenhirsch, Steve                        4,375     0.0%       4,375     0.0%        0         4,375     0.0%
Grossman, Ree / Pritikin,
 Renee Z. JTWROS                           3,676     0.0%       3,676     0.0%        0         3,676     0.0%
Frederick, Michael / Stephany
 Frederick JTWROS                          3,529     0.0%       3,529     0.0%        0         3,529     0.0%
Fitzgerald, John Thomas                    3,268     0.0%       3,268     0.0%        0         3,268     0.0%
Francis, Richard L.                        3,268     0.0%       3,268     0.0%        0         3,268     0.0%
Groeper, Steve                             3,268     0.0%       3,268     0.0%        0         3,268     0.0%
Gabriele, Carmelo A.                       3,145     0.0%       3,145     0.0%        0         3,145     0.0%
Kontos, Dena                               3,000     0.0%       3,000     0.0%        0         3,000     0.0%
Kodner, David O.                           2,890     0.0%       2,890     0.0%        0         2,890     0.0%
Glazik, Anthony                            2,500     0.0%       2,500     0.0%        0         2,500     0.0%
CADserve Company                           2,365     0.0%       2,365     0.0%        0         2,365     0.0%
Dralle, David                              2,300     0.0%       2,300     0.0%        0         2,300     0.0%
Mineo, John Sr. / John Mineo
 Jr. / Anna Mineo  JTWROS                  2,137     0.0%       2,137     0.0%        0         2,137     0.0%
Domagalla, Randy                           2,000     0.0%       2,000     0.0%        0         2,000     0.0%
Cannata, Thomas Michael / Cannata,
 Beth B.  JTWROS                           1,961     0.0%       1,961     0.0%        0         1,961     0.0%
Dwyer Patrick a (TOD Mark A. Dwyer)        1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Dwyer Patrick A. (TOD Kathleen A Dwyer)    1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Dwyer Patrick A. (TOD David A. Dwyer)      1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Dwyer Patrick A.
 (TOD Patrick A. Dwyer Jr)                 1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Economou, Dena                             1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Mandarino, Despina                         1,000     0.0%       1,000     0.0%        0         1,000     0.0%
Frederick, Stephany / IRA                    848     0.0%         848     0.0%        0           848     0.0%

<Table/>

                          LEGAL MATTERS

   Certain legal matters with respect to the validity of the shares being registered have been passed upon for the company by Rieck and Crotty, P.C., 55 West Monroe Street, Suite 3390, Chicago, Illinois 60603.

                              EXPERTS

   The financial statements included in this prospectus and elsewhere in this registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in note 2 to the consolidated financial statements.

   The audited consolidated financial statement as of and for the year ended
December 31, 1999, which is included in this prospectus and appears in the registration statement has been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon which appears elsewhere in the prospectus and in the registration statement, and is included in reliance upon the authority of such firm as experts in accounting and auditing.

<Page 31>

               DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public
   Accountants......................................................F-2
Report of Independent Public
   Accountants......................................................F-3
CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1999 AND
   1998.............................................................F-4
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
   YEARS ENDED DECEMBER 31, 1999, 1998 AND
   1997.............................................................F-5
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   FOR THE YEARS ENDED DECEMBER 31, 1999, 1998
   AND 1997.........................................................F-6
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
   YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997.....................F-7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................F-8

<Page F-1>

          Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of Dauphin Technology, Inc. and Subsidiary:

   We have audited the accompanying consolidated balance sheet of DAUPHIN
TECHNOLOGY, INC. (an Illinois corporation) and Subsidiary, as of December 31,
1999, and the related consolidated statements of operations, consolidated shareholders' equity and consolidated cash flows for the year ended December
31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dauphin
Technology, Inc. and its Subsidiary as of December 31, 1999 and the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


GRANT THORNTON LLP


Chicago, Illinois
March 26, 2000

<Page F-2>

                Report of Independent Public Accountants

To the Board of Directors and Shareholders of Dauphin Technology, Inc. and Subsidiary:

   We have audited the accompanying consolidated balance sheet of DAUPHIN
TECHNOLOGY, INC. (an Illinois corporation) and Subsidiary, as of December 31,
1998, and the related consolidated statements of operations, consolidated shareholders' equity and consolidated cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dauphin
Technology, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has suffered recurring losses from operations and has insufficient cash on hand to sustain future operations that raises substantial doubt about the entity's ability to continue as a going concern. The Company has received certain funding subject to the terms and conditions outlined in the first five sentences of paragraph five of Note 17. Management's plans in regards to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



	ARTHUR ANDERSEN LLP


Chicago, Illinois
March 31, 1999 (except with respect to the matters discussed in the first five sentences of paragraph five of Note 17, as to which the date is April 15, 1999)

<Page F-3>

                    DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY
          CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1999 AND 1998

                                                1999               1998
                                           --------------    --------------
CURRENT ASSETS:
Cash                                       $       31,087    $       55,701
Accounts receivable-
 Trade, net of allowance for bad
  debt of $428,599
  and $11,238 at December 31,
  1999 and 1998                                   124,844           689,713
 Employee receivables                                 118            45,987
Inventory, net of reserve for obsolescence
 of $1,945,296 and $152,000 at December
 31, 1999 and 1998                              1,521,886         2,953,686
Prepaid expenses                                   38,779            46,596
                                           --------------    --------------
         Total current assets                   1,716,714         3,791,683

INVESTMENT                                        290,000           300,000

PROPERTY AND EQUIPMENT, net of accumulated
 depreciation of $712,192 and $378,051
 at December 31, 1999 and 1998                  1,365,440         1,673,901

DEFERRED FINANCING COST, net of
 accumulated amortization of $29,128
 at December 31, 1998                                   -           186,576

GOODWILL, net of accumulated amortization
 of $107,971 at December 31, 1998                       -           767,475
                                           --------------    --------------
           Total assets                    $    3,372,154    $    6,719,635
                                           ==============    ==============

CURRENT LIABILITIES
Accounts payable                           $    1,894,663    $    2,103,572
Accrued expenses                                   26,719           215,305
Current portion of long-term debt                 127,249           113,436
Customer deposits                                 300,000                 -
Short-term borrowings, net of discount
 of $3,845 at December 31, 1998                   286,000           246,155
Convertible debentures, net of discount
 of $47,012                                             -           852,988
                                           --------------    --------------
       Total current liabilities                2,634,631         3,531,456

LONG-TERM DEBT                                    185,179           302,951

COMMITMENTS AND CONTINGENCIES                           -                 -
                                           --------------    --------------
         Total liabilities                      2,819,810         3,834,407

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value,
 10,000,000 shares authorized but unissued              -                 -
Common stock, $0.001 par value, 100,000,000
 shares authorized; 51,671,582 shares
 issued and outstanding at December 31, 1999
 and 40,000,000 shares issued and 39,861,818
 outstanding at December 31, 1998                  51,671            40,000
Treasury stock, at cost, 138,182
 shares at December 31, 1998                            -           (33,306)
Warrants to purchase 4,211,958 and
 200,000 shares at December 31, 1999 and 1998   1,238,089            55,181
Paid-in capital                                38,089,320        32,343,785
Accumulated deficit                           (38,826,736)      (29,520,432)
                                           --------------    --------------
        Total shareholders' equity                552,344         2,885,228
                                           --------------    --------------
Total liabilities and shareholders' equity $    3,372,154    $    6,719,635
                                           ==============    ==============

   The accompanying notes are an integral part of these balance sheets.

<Page F-4>

                   DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF OPERATIONS

            FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                      1999           1998           1997
                                 -------------  -------------  -------------
REVENUES                         $   2,279,058  $   5,367,514  $   2,730,035
COST OF SALES                        4,833,601      5,757,889      4,345,315
                                 -------------  -------------  -------------
   Gross  loss                      (2,554,543)      (390,375)    (1,615,280)
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES             4,173,095      3,273,132      1,484,979
RESEARCH AND DEVELOPMENT EXPENSE       510,287      1,576,477        827,843
                                 -------------  -------------  -------------
   Loss from operations             (7,237,925)    (5,239,984)    (3,928,102)

INTEREST EXPENSE                     2,099,179        968,414         75,988
INTEREST INCOME                         30,800         76,841         16,073
                                 -------------  -------------  -------------
 Loss before income taxes           (9,306,304)    (6,131,557)    (3,988,017)

INCOME TAXES                                 -              -              -
                                 -------------  -------------  -------------
          Net loss               $  (9,306,304) $  (6,131,557) $  (3,988,017)
                                 =============  =============  =============

BASIC and DILUTED LOSS PER SHARE:
Loss per share                   $       (0.20) $       (0.16) $       (0.13)
                                 =============  =============  =============

Weighted average number of shares
 of common stock outstanding        46,200,408     37,287,432     30,734,045

    The accompanying notes are an integral part of these statements.

<Page F-5>

                    DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                              Common Stock        Paid-in                      Treasury Stock       Accumulated
                          Shares       Amount     Capital      Warrants      Shares      Amount        Deficit         Total
---------------------  ------------  ---------  ------------  ----------  -----------  ------------  -------------  -----------
BALANCE,
 December 31, 1996       31,706,397  $  31,706  $ 23,649,659  $        -   (2,159,286) $ (1,187,607) $ (19,400,858) $ 3,092,900
Issuance of common stock in connection with:
Private placement         4,872,520      4,873     4,582,294           -            -             -              -    4,587,167
Commissions to
 broker/dealer              131,756        132          (132)          -            -             -              -            -
Purchase of a subsidiary    220,000        220       232,980           -            -             -              -      233,200
Escrow shares               105,000        105             -           -            -             -              -          105
Purchase of treasury stock        -          -             -           -     (891,626)     (341,369)             -     (341,369)
Issuance of treasury stock        -          -       812,085           -    2,307,835     1,266,399              -    2,078,484
Stock bonuses paid                -          -         6,250           -       12,500         6,875              -       13,125
Net loss                          -          -             -           -            -             -     (3,988,017)  (3,988,017)
                       ------------  ---------  ------------  ----------  -----------  ------------  -------------  -----------
BALANCE,
 December 31, 1997       37,035,673  $  37,036  $ 29,283,136  $        -     (730,577) $   (255,702) $ (23,388,875) $ 5,675,595
Issuance of common stock in connection with:
Conversions of debt       2,705,391      2,705     2,743,811           -      542,272       205,903              -    2,952,419
Commissions to
 placement agent            172,700        173       178,745           -            -             -              -      178,918
Purchase of fixed assets     60,000         60        67,440           -            -             -              -       67,500
Issuance of warrants in
 connection with debt issuance    -          -             -      55,181            -             -              -       55,181
Stock bonuses paid           26,236         26        70,653           -       50,123        16,493              -       87,172
Net loss                          -          -             -           -            -             -     (6,131,557)  (6,131,557)
                       ------------  ---------  ------------  ----------  -----------  ------------  -------------  -----------
BALANCE,
 December 31, 1998       40,000,000  $  40,000  $ 32,343,785  $   55,181     (138,182) $    (33,306) $ (29,520,432) $ 2,885,228
Issuance of common stock in connection with:
Conversions of debt       4,985,358      4,985     3,842,235     287,700      101,673        24,402              -    4,159,322
Private placement         6,003,529      6,004     1,481,167     895,208       14,963         3,591              -    2,385,970
Settlement of
 Trade Payables             656,322        656       395,243           -        1,546           371              -      396,270
Stock bonuses paid           26,373         26        26,890           -       20,000         4,942              -       31,858
Net loss                          -          -             -           -            -             -     (9,306,304)  (9,306,304)
                       ------------  ---------  ------------  ----------  -----------  ------------  -------------  -----------
BALANCE,
 December 31, 1999       51,671,582  $  51,671  $ 38,089,320  $1,238,089            -   $         -  $ (38,826,736) $   552,344
                       ============  =========  ============  ==========  ===========   ===========  =============  ===========

<Table/>

        The accompanying notes are an integral part of these statements.

<Page F-6>

                   DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                        1999         1998          1997
                                   ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                           $ (9,306,304) $ (6,131,557) $ (3,988,017)
Non-cash items included in net loss
 Depreciation and amortization        1,101,616       318,405        93,671
 Inventory reserve                    1,793,296             -             -
 Bad debt reserve                       417,361             -             -
 Interest expense on
  convertible debt                    2,062,451       814,882             -
 Stock bonus                             31,858        87,172        13,125
Changes in-
 Accounts receivable
  - trade                               147,508      (226,892)      129,519
  - employee                             45,869       (25,792)      (20,195)
 Inventory                             (361,495)   (1,422,222)    1,893,655
 Prepaid expenses                         7,817        (7,395)      (14,396)
 Accounts payable                      (208,909)    1,312,788      (532,866)
 Accrued expenses                      (188,586)      (70,532)      (21,410)
                                   ------------  ------------  ------------
Net cash used in
 operating activities                (4,457,518)   (5,351,143)   (2,446,914)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment      (25,680)   (1,068,578)     (201,965)
Investment                               10,000      (300,000)            -
                                   ------------  ------------  ------------
Net cash used in
 investing activities                   (15,680)   (1,368,578)     (201,965)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received in acquisition                  -             -        31,162
Short-term borrowings (payments)        286,000       162,606      (706,390)
Purchase of treasury stock                    -             -      (341,369)
Issuance of convertible debentures
 and warrants net of financing costs  1,776,614     2,991,936             -
Proceeds from issuance
 of common stock                      2,385,970             -     6,665,756
                                   ------------  ------------  ------------
Net cash provided by
 financing activities                 4,448,584     3,154,542     5,649,159
                                   ------------  ------------  ------------
Net increase (decrease) in cash         (24,614)   (3,565,179)    3,000,280

CASH, beginning of year                  55,701     3,620,880       620,600
                                   ------------  ------------  ------------
CASH, end of year                  $     31,087  $     55,701  $  3,620,880
                                   ============  ============  ============


SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                      $     36,728  $    153,532  $     75,988
                                   ------------  ------------  ------------

NONCASH TRANSACTIONS:
Common stock issued in
 connection with
Purchase of fixed assets           $          -  $     67,500   $         -
Settlement of trade payables            396,270             -             -
Conversion of debentures              4,159,322     2,952,419             -
Commissions to placement agent                -       178,918             -
Acquisition of R.M. Schultz & Associates -
Assumption of liabilities                     -             -     2,197,058
Issuance of stock                             -             -       233,200
Capital equipment leased                      -             -       347,189
                                   ------------  ------------  ------------

      The accompanying notes are an integral part of these statements

<Page F-7>

                   DAUPHIN TECHNOLOGY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

Description of Business

Dauphin Technology, Inc. ("Dauphin") and its Subsidiary designs, manufactures and markets mobile hand-held, pen-based computers as well as other electronic devices for home and business use. Dauphin markets its products through a network of value added resellers and software integrators to the commercial and government market segments throughout the United States. Through its subsidiary, the Company marketed its contract manufacturing services through July 1999.

Basis of Presentation

The consolidated financial statements include the accounts of Dauphin and its wholly owned subsidiary, R.M. Schultz & Associates, Inc. (the "Company").
All significant inter-company transactions and balances have been eliminated in consolidation.

2.  RISK AND UNCERTAINTIES:

Absence of Operating Profit

The Company has incurred a net operating loss in each year since it's founding and as of December 31, 1999 has an accumulated deficit of $38,826,736. The Company expects to incur operating losses over the near term. The Company's ability to achieve profitability will depend on many factors including the Company's ability to manufacture and market commercially acceptable products. There can be no assurance that the Company will ever achieve a profitable level of operations or if profitability is achieved, that it can be sustained.

Early Stage of Development of the Company's Products

From June of 1997 through June of 1999, the Company was principally engaged in research and development activities involving the hand-held computer.
Since then, the Company has been working on new technologies, in particular the design and development of the set-top boxes. The Company's products have been sold in limited quantities and there can be no assurance that a significant market will develop for such products in the future. Therefore, the Company's inability to develop, manufacture and market its products on a timely basis may have a material adverse effect on the Company's financial results.

Financing Considerations

Currently, the Company is working to ensure it has appropriate funding to finance future operations. During the first quarter of 2000, through private placements, management raised in excess of $7.5 million. As of the date hereof the Company has approximately $5 million of cash on deposit in the bank (Refer to Note 18). Management is seeking additional financing and is negotiating final terms and conditions with several potential funding sources. With the combination of existing funds, additional financing and future sales of its products, Management believes the Company will have sufficient capital to sustain future operations.

3.  SUMMARY OF MAJOR ACCOUNTING POLICIES:

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. The carrying amount approximates the fair value due to short maturity of these investments.

<Page F-8>

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market and include material, labor and factory overhead.

Property and Equipment

Property and equipment are stated at cost. Depreciation is being computed using the straight-line methods over the estimated useful lives (principally three to seven years for machinery and equipment) and leasehold improvements over the lesser of the lease term or their useful life.

Intangible Assets

Debt issue costs are amortized to interest expense over the term of the related debt. Other intangibles are amortized by the straight-line method over their respective estimated lives. Goodwill is amortized over ten years.

Long-lived assets including goodwill and other intangible assets are reviewed for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the related assets' carrying value is compared to the undiscounted estimated future cash flows from the related operations.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements and tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities (excluding non-deductible goodwill) and using enacted tax rates in effect for the years in which the differences are expected to become recoverable or payable.

Revenue Recognition

The Company recognizes revenue upon shipment of mobile computers, computer accessories and assembled products. Revenue from the fulfillment of manufacturing contracts, generally less then year in length, is recognized upon shipment of the finished assembly.

Earnings (Loss) Per Common Share

Basic loss per common share is calculated on income available to common stockholders divided by the weighted-average number of shares outstanding during the period, which were 46,200,408, 37,287,432 and 30,734,045 for the years ending December 31, 1999, 1998 and 1997, respectively. Diluted loss per common share is adjusted for the assumed exercise of stock options and warrants unless such adjustment would have an anti-dilutive effect.
Approximately 4.2 million additional shares would be outstanding if all stock options and warrants were exercised as of December 31, 1999. Refer to Note
18 for dilution subsequent to December 31, 1999.

Concentration of Credit Risk

The majority of the Company's receivables arise from sales of contract manufacturing services. The Company maintains reserves for potential losses on receivables from these customers. Three customers represent $2,281,000 or 43%, $1,114,000 or 21% and $617,000 or 11% of the Company's revenue during 1998. These percentages were consistent during 1998 and 1997.

<Page F-9>

Use of Estimates

The presentation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

4.  INVENTORY

Inventory is comprised of material, labor and overhead and consists of the following at December 31:

                                                1999              1998
                                           -------------      ------------
Finished goods                             $      93,955      $    310,766
Work in process                                  625,450         1,333,147
Raw materials                                  2,747,777         1,461,773
                                           -------------      ------------
                                               3,467,182         3,105,686
Less - Reserve for Obsolescence                1,945,296           152,000
                                           -------------      ------------
                                           $   1,521,886      $  2,953,686
                                           =============      ============

In the third quarter of 1999, as a result of curtailing operations at RMS due to reductions in customer orders the Company wrote down approximately
$1,793,000 of inventory, which consists of $1,168,000 of raw materials and $625,000 of work-in-process. This inventory was acquired to produce assemblies for RMS clients only.

5.  PROPERTY AND EQUIPMENT

Plastic molds are being amortized over the number of estimated parts to be produced (approximately 100,000) or three years whichever is less. Property and equipment consist of the following:

                                               1999              1998
                                           -------------      ------------
Furniture and fixtures                     $      89,084      $     89,084
Office equipment                                 247,537           228,618
Manufacturing and warehouse equipment            624,690           618,904
Leasehold improvements                           407,186           405,836
Plastic molds for the Orasis                     696,862           697,237
Automobile                                        12,273            12,273
                                           -------------      ------------
                                               2,077,632        2 ,051,952
Less - Accumulated depreciation
 and amortization                                712,192           378,051
                                           -------------      ------------
                                           $   1,365,440      $  1,673,901
                                           =============      ============

6.  INVESTMENT

During the third quarter of 1998, the Company invested in non marketable securities of a company that was managed by a former director of Dauphin. The investment is carried on the books at cost.

7.  SHORT-TERM BORROWINGS:

Short-term borrowings consist of the following at December 31:

                                               1999               1998
                                           -------------      ------------
Due to affiliates                          $     286,000      $          -
Short-term note, net of discount of $3,845             -           246,155
                                           -------------      ------------
Total short-term borrowings                $     286,000      $    246,155
                                           =============      ============

<Page F-10>

On December 17, 1998, the Company borrowed $250,000 from an investor through a note that matured on January 17, 1999. Interest accrues at 3 % per month.
The note was unsecured and on January 17, 1999 was converted into a Convertible Subordinated Debenture substantially on the same terms as described in Note 9. In addition to interest, the holder received a detachable warrant, which allows the holder to purchase up to 25,000 shares of common stock at an exercise price of $0.79 per share. The warrant was valued at $3,845 using the Black-Scholes securities valuation model assuming, among other things, a 7% risk free interest rate, $0 dividend yield, 3-year life and 28% volatility. The warrant expires in three years and is exercisable immediately. On March 29, 1999, this note, including $7,500 of interest, was converted into 427,667 shares of the Company's common stock.

During 1999, the Company borrowed $286,000 from related affiliates with an interest accrued at 1% per month till the day of payment. Subsequent to December 31, 1999 all such borrowings including interest have been paid off.

8.  LONG-TERM DEBT

As of December 31, 1999, the fair value of long-term debt approximates its book value. At December 31, long-term liabilities consist of:

                                               1999               1998
                                           -------------      ------------
McHenry County Department of Planning and
Development loan for expansion of RMS,
payable in equal monthly installments over
84 months with 6% interest.  This loan
is unsecured and is due on 10/1/2004.      $     113,149      $    127,607
PACJETS Financial Ltd. equipment lease,
payable in equal monthly installments over
60 months.  The lease is collateralized by
the equipment and has a one-dollar buy-out
option.  The lease carries 12% interest
and is due on 10/15/2003.                        111,881           128,153
PACJETS Financial Ltd. furniture lease
payable in equal monthly installments
over 36 months. The lease carries a 23%
annual interest rate and is due on
11/15/2000.  The lease is collateralized
by the furniture and has a one-dollar
buy-out option.                                   27,176            54,214
Forest Financial Corporation computer
equipment lease payable in equal monthly
installments over 60 months.  The lease
carries a 16.38% annual interest rate and
is due on 01/01/2003.  The lease is
collateralized by the equipment and has
a one-dollar buy-out option.                      11,016            25,417
Other - Capital leases for certain vehicles,
machinery and equipment and certain priority
tax claims due and payable in equal monthly
installments over 36 to 72 months.  All
debts, collateralized by the equipment,
are due starting in June 2000 through
October 2002 and carry interest rates
ranging from 9% to 18%.                           49,206            80,996
                                           -------------      ------------
Total long-term liabilities                      312,428           416,387
Less short-term                                  127,249           113,436
                                           -------------      ------------
Total long-term                            $     185,179      $    302,951
                                           =============      ============

Future minimum debt payments are as follows:

             Year                                    Amount Due
             2000                                   $    127,249
             2001                                         73,581
             2002                                         65,696
             2003                                         26,664
             2004                                         19,238
                                                    ------------
   Total long-term debt                             $    312,428
                                                    ============

9.  CONVERTIBLE DEBT AND WARRANTS

On May 13, 1998 the Company issued 8% Convertible Subordinated Debentures -
2001 ("2001 Debentures") to four accredited investors in an aggregate principal amount of $1,000,000 which is due and payable on or about May 13, 2001. Debenture holders also received detachable warrants, allowing them to purchase up to 150,000 shares of common stock at exercise prices ranging from $1.06 to $1.73 per share. The warrants are exercisable immediately and expire in three years. Warrants to purchase 200,000 shares of common stock, including 50,000 warrants issued to the placement agent, were valued at $51,336 using the Black-Scholes securities valuation model, assuming among other things, a 7% risk free interest rate, $0 dividend yield, 3 year life and 27% volatility. Through October 1998, all of the Convertible Subordinated
Debentures - 2001, including $8,016 of interest, have been converted into 1,141,411 common shares.

<Page F-11>

On August 1, 1998 the Company issued 8% Convertible Subordinated Debentures -
2001A ("2001A Debentures") to the same four accredited investors in an aggregate principal amount of $2,000,000, which is due and payable on or about August 1, 2001. Through December 31, 1998 a total of $1.1 million of these debentures, including $13,054 of interest, were converted into 2,106,252 shares of the Company's common stock. All of these debentures have been converted into 1,672,600 shares of Company's common stock.

On March 30, 1999, the Company signed an agreement with an accredited investor ("Investor") for financing as follows: The Investor agreed to commit up to $6 million according to the following conditions. A) The first closing for $1 million will occur upon execution of agreed upon documentation as well as a deposit of 2 million common shares (which shall be pledged by current shareholders) in escrow. This tranche will take the form of an 8% promissory note convertible into stock beginning sixty days after closing. If the Company's stock value is below the 5/8 bid for two consecutive days the Company must replenish the escrow account with additional shares until the escrow value is greater than $1.5 million. The Investor received a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share for the commitment. In April, the Company received the funds and subsequently deposited additional 400,000 shares into an escrow account to compensate for the decline in share price. In May, the note was converted into common stock and the escrow account was disbursed to the Investor. As of December 31, 1999 the 41,414 shares still due to the Investor have not been delivered. However, such shares have been considered outstanding as of the conversion date.

10.  STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based
Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"
("APBO 25") and requires additional disclosures. During 1998, the Company issued non-qualified stock options to purchase 233,000 shares of common stock to certain key employees at exercise prices ranging from $0.56 to $1.22 per share (approximating the market price at date of grant). The options vest immediately and expire in three years if the individual is still employed with the Company. Had the Company accounted for its stock options in accordance with Statement 123, at December 31, 1999 and 1998 pro forma earnings per share would have been:

                                    December 31, 1999      December 31, 1998
Net loss as reported (000's)         $        (9,232)       $        (6,132)
Pro forma net loss for
 Statement 123 (000's)                        (9,245)                (6,232)
Basic and diluted loss per common
 share as reported                             (0.21)                 (0.16)
Pro forma basic and diluted loss
 per common share                              (0.21)                 (0.17)

Pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, pro forma compensation expense is recognized as the options vest and additional awards may be granted.

For purposes of determining the pro forma effect of these options, the fair value of each option is estimated on the date of grant based on the Black-
Scholes single-option-pricing model:

                             December 31, 1999       December 31, 1998
Dividend yield                      0.0%                     0.0%
Risk-free interest rate             6.0%                     7.0%
Volatility factor                   120%                      29%
Expected life in years              1.95                     2.67

<Page F-12>

Information regarding these options for 1999 and 1998 is as follows:


                                                    1999                         1998
                                          ---------------------------  ---------------------------
                                                     Weighted Average             Weighted Average
                                           Shares     Exercise Price     Shares    Exercise Price
                                         --------     --------------    --------    --------------
Options outstanding beginning of year     233,000       $     0.7748           0     $      0.00
Options exercised                               0             0.00             0            0.00
Options granted                                 0             0.00       263,000            0.8076
Options forfeited                        (183,000)            0.8073     (30,000)           1.0625
                                         --------     --------------    --------    --------------
Options outstanding at year end            50,000       $     0.6563     233,000     $      0.7748

Weighted average fair value of options
 granted during the year                      $               -               $           0.39
Options exercisable at year end                          50,000                        233,000
Option price range at year end                $          0.6563               $ 0.5625 to $1.2188

<Table/>

The following table summarizes information about the options outstanding at December 31, 1999 and 1998:


             Options Outstanding                                  Options Exercisable
-------------------------------------------------------------   --------------------------
  Range of         Number      Weighted Avg.    Weighted Avg.     Number     Weighted Avg.
Exercise Prices   of Shares  Contractual Life  Exercise Price    of Shares  Exercise Price
---------------   ---------  ----------------  --------------    ---------   -------------
$        1.0625      70,000         2.5        $       1.0625       70,000   $      1.0625
$        1.2188      13,000         2.75       $       1.2188       13,000   $      1.2188
$        0.5625      80,000         2.88       $       0.5625       80,000   $      0.5625
$        0.6250      20,000         2.88       $       0.6250       20,000   $      0.6250
$        0.6563      50,000         2.88       $       0.6563       50,000   $      0.6563
---------------   ---------  ----------------  --------------    ---------   -------------
Total for 1998      233,000         2.78       $       0.7748      233,000   $      0.7748

$        0.6563      50,000         1.95       $       0.6563       50,000   $      0.6563
---------------   ---------  ----------------  --------------    ---------   -------------
Total for 1999       50,000         1.95       $       0.6563       50,000   $      0.6563
                  =========                    ==============    =========   =============

<Table/>

11.  EMPLOYEE BENEFIT PLAN

The Company maintains a salary deferral 401(k) plan covering substantially all employees who meet specified service requirements. Contributions are based upon participants' salary deferrals and compensation and are made within Internal Revenue Service limitations. For the fiscal years 1999, 1998 and 1997, the Company did not make any matching contributions. The Company does not offer post-employment or post-retirement benefits. The Company does not administer this plan, and contributions are determined in accordance with provisions of the plan.

12.  IMPAIRMENT OF ASSETS

Goodwill is being amortized on a straight-line basis over 10 years. On an ongoing basis, the Company estimates the future undiscounted cash flows, before interest, of the operating unit to which the goodwill relates in order to evaluate its impairment. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows. During the third quarter of 1999 the Company experienced an impairment of goodwill, when an estimated cash flow from the operating unit dramatically decreased. The
Company recorded $767,475 as an amortization expense during 1999.

<Page F-13>

13.  INCOME TAXES:

A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense follows:

                                     1999           1998          1997
                                ------------   -------------  ------------
U.S. federal statutory rate
  appliedto pretax loss         $ (2,143,858)  $ (2,084,729)  $ (1,355,926)
Permanent differences and
 adjustments                         785,739        120,802         31,906
Tax assets including net
 operating loss carryforward       1,358,119      1,963,927      1,324,020
                                ------------   -------------  ------------
Income tax provision            $          -   $           -  $          -

As of December 31, 1999 and 1998, the Company had generated deferred tax assets as follows:

                                                    December 31,
                                              1999              1998
                                        --------------    --------------
Gross deferred tax assets-
Net operating loss (NOL) carryforward   $   24,680,762    $   16,962,154
Reserves for inventory obsolescence          1,945,296           152,000
Bad debt reserve                               428,599            11,238
Depreciation                                     5,567            44,260
Other timing differences                        10,200             9,075
                                        --------------    --------------
                                            27,070,424        17,178,727
Current federal statutory rate                  34%                34%
                                        --------------    --------------
Deferred tax assets                          9,203,944         5,840,767
Less- SFAS 109 valuation allowance           9,203,944         5,840,767
                                        --------------    --------------
Net deferred tax asset                  $            -    $            -
                                        ==============    ==============

Deferred income taxes include the tax impact of net operating loss (NOL) carryforwards. Realization of these assets, as well as other assets listed above, is contingent on future taxable earnings by the Company. In accordance with the provisions of SFAS 109, a valuation allowance of $9,203,944 and $5,840,767 at December 31, 1999 and 1998, respectively, has been applied to these assets. During 1995, there was an ownership change in the Company as defined under Section 382 of the Internal Revenue Code of 1986, which adversely affects the Company's ability to utilize the NOL carryforward.

14.  BUSINESS SEGMENTS:

The Company has adopted SFAS No. 131 "Disclosures about Segments of an
Enterprise and Related Information". The Company has two reportable segments:
Dauphin Technology, Inc. and R.M. Schultz & Associates, Inc. ("RMS"). Dauphin is involved in design, manufacturing and distribution of hand-held pen-based computer systems and accessories. RMS is an electronic contract-manufacturing firm.

The reportable segments are managed separately because each business has different customer requirements, either as a result of the regional environment of the country or differences in products and services offered.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intangible assets are included in each segment's reportable assets and the amortization of these intangible assets is included in the determination of a segment's operating profit or loss. The Company evaluates performance based on profit or loss from operations before income taxes, interest, and non-operating income
(expenses).

<Page F-14>

                                      1999           1998           1997
                                 -------------  -------------  -------------
Revenue
Dauphin                          $     273,544  $     385,739  $      71,834
RMS                                  2,134,563      5,637,574      2,658,201
Inter-company elimination             (129,049)      (655,799)             -
                                 -------------  -------------  -------------
Total                                2,279,058      5,367,514      2,730,035

Operating (Loss)
Dauphin                             (2,947,396)    (4,707,321)    (3,929,690)
RMS                                 (4,286,231)      (499,885)         1,588
Inter-company elimination               (4,298)       (32,778)             -
                                 -------------  -------------  -------------
Total                               (7,237,925)    (5,239,984)    (3,928,102)

Assets
Dauphin                              6,443,079      4,991,346      6,073,910
RMS                                  2,156,937      5,078,453      2,979,143
Inter-company elimination           (5,227,862)    (3,350,164)    (1,783,917)
                                 -------------  -------------  -------------
Total                                3,372,154      6,719,635      7,269,136

Capital Expenditures
Dauphin                                 18,544        748,131          9,145
RMS                                      7,136        387,947        540,009
                                 -------------  -------------  -------------
Total                                   25,680      1,136,078        549,154


15.  COMMITMENTS AND CONTINGENCIES:

Minimum annual rental commitments at December 31, 1999, under non-cancelable operating leases, principally for real estate, are payable as follows:

                                Dauphin                RMS
                              ----------           ----------
2000                          $  114,701           $  190,660
2001                             120,438              190,660
2002                              51,190               81,025
                              ----------           ----------
                              $  388,803           $  653,005
                              ==========           ==========

Total rental expense was approximately $300,000, $276,000 and $162,000 for 1999, 1998 and 1997 respectively. The leases contain renewal options and escalation clauses.

The Company is involved in a lawsuit with an ex-employee/officer that has claimed that the Company wrongfully discharged him. The lawsuit is seeking specific performance under the contract and any reasonable relief that Court deems just. The suit was filed on April 11, 1998 and as of April 13, 1999 four out of five claims in the lawsuit have been dismissed. It is the opinion of management that the ultimate liability, if any, will not be material to the Company's results of operations or financial position.

The Company is involved in a breach of contract lawsuit with the Enclave
Corporation, current landlord of RMS. The suit was filed on January 5, 2000 in the Nineteenth Judicial Circuit Court, McHenry Illinois. The suit is claiming $5,200 damages and other non-monetary breaches. The Company feels that it has several defenses and intends to vigorously defend its position.
In any event, any unfavorable disposition will not be material to the Company's results of operations or financial position.

During 1999 and through the date of this report, the Company has been engaged in various legal proceedings. Management believes that all material events have been fully accounted for in the financial statements attached hereto.
Further resolution of any existing litigation would not be material to the overall financial condition of the Company.

<Page F-15>

16.  RELATED-PARTY TRANSACTIONS:

CADserv, an engineering services company based in Schaumburg, Illinois, controlled by an Officer and a major shareholder, has contributed to the design, packaging and manufacturing of Dauphin's product lines and will likely continue in this capacity in the future. The Company paid $0 during 1999, $140,192 in 1998 and $75,000 in 1997 for such services.

On February 6, 1996 the Company entered into an agreement with Victor Baron,
Savely Burd and Interactive Controls, Inc., an Illinois corporation
("Intercon"). On December 29, 1998 the Board of Directors voted unanimously to terminate the Intercon agreement. The Company no longer employs Messrs.
Baron and Burd.

In 1999 the Company borrowed $286,000 from related affiliates, including two members of the Board of Directors. The loans accrue interest at 1% per month until maturity. As of the date of this report all loans including interest have been paid off.

RMS facilities are leased from Enclave Corporation, a company that is owned by Richard M. Schultz, former President of RMS. The Company paid $179,684 of rent and $24,150 of real estate taxes for the property lease in 1999 and $165,660 of rent and $25,267 of real estate taxes for the second half of 1998.

17.  EQUITY TRANSACTIONS:

1999 Transactions

In January and April 1999, the Company issued a total of 46,373 shares under an employment contract with Richard M. Schultz. As of May 14, 1999, the
Company no longer employs Richard M. Schultz.

In February and March 1999, the Company issued a total of 87,380 treasury shares and 1,570,927 shares in exchange for $660,000 of principal, $17,123 of interest and $32,909 of original issue discount amortization on Convertible
Debentures - 2001A. In addition, in March the short-term loan from an investor in the amount of $250,000 together with $7,500 of interest was converted into 427,667 shares.

In March 1999, the Company issued warrants to an investment banker to purchase 50,000 shares at an exercise price of $0.60 exercisable after the market bid price of the Company's stock exceeds $1.00 for 15 consecutive trading days. Also in March of 1999 the Company issued warrants to the same investment banker to purchase 50,000 shares at an exercise price of $0.50 exercisable after the market bid price of the Company's stock exceeds $2.00 for 15 consecutive trading days. The warrants were valued at $48,000 using the Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 1 and 2 year life respectively and 120% volatility.

In March 1999, the Company issued 507,160 shares to five accredited investors in exchange for $403,492. In addition to the shares, the Company issued warrants to purchase 300,000 shares of common stock at an exercise price of $1.10 per share exercisable immediately. The warrants were valued at $165,600 using the Black-Scholes securities valuation model, assuming among other things, a 7% risk free interest rate, 0% dividend yield, 5 year life and 120% volatility.

On March 30, 1999, Dauphin signed an agreement with an accredited investor
("Investor") where the Investor agreed to commit up to $6 million. The first closing for $1 million occurred on April 15, 1999 when the parties executed agreed upon documentation and Dauphin deposited 2 million common shares in escrow. This tranche was in the form of an 8% promissory note convertible into stock beginning sixty days after closing. The conversion was at 15% discount from the closing bid price of the Company's common stock. The contract also called for the adjustment in escrowed shares in case stock value decreases, under the 5/8 bid for two consecutive days. As specified on the contract, on April 22 due to decline in market price of the stock, the Company deposited additional 400,000 shares in an escrow account to replenish the $1.5 million value in the account. As an incentive, the Investor received a warrant to purchase 100,000 common shares of stock at an exercise price of $1.00 per share. The warrant was valued at $52,200 using Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 1 and 2 year life respectively and 120% volatility. On May 24, 1999 $1 million funded under the note, together with accrued interest, was converted into 2,441,414 shares of common stock of which 2,400,000 common shares were disbursed to the Investor. As of the date of this report, the remaining shares have not been issued.

<Page F-16>

In May 1999, the Company issued 150,000 shares to two accredited investors in exchange for $82,500. In addition to the shares the Company issued warrants to purchase 150,000 shares of common stock at an exercise price of $0.55 per share. The warrants are exercisable immediately and expire in three years.
The warrants were valued at $53,250 using the Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 5 year life and 120% volatility.

In May 1999, the company issued 586,764 common shares in exchange for $240,000 of the remaining principal of the Convertible Debentures-2001A. That closed out all debts the Company had in relation to the Convertible
Debentures.

On May 28, 1999 the Company signed a Stock Purchase Agreement with another accredited investor ("Investor"), which allows the Company and obligates the Investor to purchase shares from the Company based on terms and conditions outlined in the agreement. In total the Investor agreed to purchase up to $2,250,000 of the common stock within the next twenty-four months. The
Investor agreed to purchase from the Company shares based on ninety percent of the daily average trading value, which is computed by multiplying the closing bid price by the daily volume of the Company's common stock traded average over the twenty days prior to closing. In connection therewith the Company sold to the Investor 1,048,951 shares for $450,000 at an average price of $0.43 per share including $58,000 of closing fees. The Company has the right to sell additional shares with an interval of 25 business days with a minimum of $100,000 per sale and a maximum of $500,000 based on the average daily value as described above. In addition to the stock, the Investor received an Incentive Warrant to purchase 750,000 common shares at a price of $0.6435 per share. The Warrants were valued at $235,500 using Black-Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

In connection with the Stock Purchase Agreement signed by the Company on May
28, 1999, the Company sold to the Investor 350,000 shares for $148,050 at an average price of $0.423 per share, including $2,961 of closing fees.

In the third quarter of 1999, the Company issued 14,963 treasury shares and 2,086,540 common shares to a group of accredited investors in exchange for $598,817 or an average of $0.29 per share. In addition to the shares the Company issued warrants to purchase 1,651,600 shares of common stock at an average exercise price of $0.47 per share. The warrants are exercisable immediately and expire in three to five years. The Warrants were valued at $443,622 using Black-Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

During the third quarter, the Company agreed to issue a total of 407,868 shares to satisfy certain payables in the cumulative amount of $223,825 or approximately $0.55 per share.

In September 1999, a Warrant for a total of 100,000 shares that was issued in July 1999 was exercised at $0.53 per share. The Company received a total of $53,000 from such exercise.

On October 26 1999, the Company issued 93,358 shares in exchange for $29,643 or $0.32 per share net of $605 of closing fees in accordance with the Stock
Purchase Agreement signed by the Company on May 28, 1999.

On October 27, 1999 in connection with the Stock Purchase Agreement signed by the Company on May 28, 1999, the Company sold to the Investor 447,012 shares for $141,935 at an average price of $0.32 per share, including $2,897 of closing fees.

<Page F-17>

In November 1999, the Company issued 457,650 shares to three accredited investors in exchange for $156,500 or $0.33 per share.

During the third quarter of 1999 a Warrant for 302,858 shares at $0.20 was exercised. The Company received a total of $60,285 for the shares. As of the date of this report, these shares have not been issued.

In November 1999, in exchange for services rendered, the Company issued
300,000 shares to a consultant.

In December 1999, the Company converted $70,000 of short-term notes including $5,000 of interest from an affiliate into 350,000 shares.

In December 1999, the Company issued 362,858 shares in exchange for $72,572 from two accredited investors. In addition to shares, the Company issued two
Warrants for the total of 362,858 common shares to the investors with a strike price of $0.20. The Warrants were valued at $68,637 using Black-
Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

1998 Transactions

On January 5, March 5, June 5 and September 5, 1998, under an employment contract relating to the RMS acquisition, the Company issued 12,500 shares on each date to Richard M. Schultz. Under the contract, Mr. Schultz is entitled to purchase 50,000 common shares per year for the duration of his employment contract at $1.00 below the market value on the date immediately preceding the date of exercise. The common shares issued in connection with this transaction were treasury shares. On March 6, 1998, Mr. Schultz returned
7,901 shares to treasury as repayment of his obligation to the Company and on July 6, 1998 the Company issued additional 1,260 shares to Mr. Schultz to compensate for the decrease in price of the stock on the day of issuance.

On March 3, 1998, for services performed, the Company issued 30,000 shares to Mr. Mikolai Prociuk, an employee of the Company, as a bonus.

On March 31, 1998 the Company registered with Securities and Exchange
Commission 4,523,608 shares issued to accredited investors in a private placement that concluded in December 1997. In addition to the shares issued in the private placement, the Company registered 2,964,327 shelf shares for use, if needed, for future acquisitions, to raise capital, to fund production of Orasis( hand-held computer or RMS contract manufacturing operations.

On May 8, 1998, the Company issued 60,000 common shares to Family Tools, Inc.
for industrial molds used in the production of Orasis( hand-held computer.
The shares were valued at $1.125, closing bid price on that day.

On June 24, 1998, for services performed, the Company issued 3,000 shares to Ms. Nina O'Connor, an employee of the Company, as a bonus.

Since May of 1998, 2,705,391 shares that were previously registered as shelf shares and 542,272 treasury shares were issued in exchange for $1 million of principal of 2001 Debentures and $1.1 million of principal of 2001A
Debentures and $21,070 of interest. $34,400 and 172,700 shares in lieu of $178,918 in fees were issued to brokers for the 2001 Debentures and 2001A
Debentures (Note 7).

1997 Transactions

During 1997, the Company, through several private transactions with accredited investors, sold approximately 2.8 million of common stock for approximately $2.7 million or approximately $0.98 per share. Of the shares issued, 2.3 million were issued from treasury shares. As a result of these transactions, the Company raised in excess of $2.6 million for its working capital, implementation of the Company's acquisition strategy and research and development.

<Page F-18>

On July 16, 1997, the Company repurchased 745,126 shares held by Alan S.K.
Yong, former founder and President of Dauphin, for $260,794 or $0.35 per share. Simultaneously, Dauphin accepted Mr. Yong's resignation from the Board of Directors.

On September 5, 1997, under the employment contract, the Company issued
12,500 shares to Richard M. Schultz. Under the contract, Mr. Schultz is entitled to purchase 50,000 common shares per year for the duration of his employment contract at $1.00 below the market value on the date immediately preceding the date of exercise. The common shares issued in connection with this transaction were treasury shares.

In the fourth quarter, the Company conducted a private placement of 4,391,852 shares of common stock at $1.00 per share. In total, $4,391,852 was raised.
As of December 31, 1997, the Company closed this private placement. As part of the transaction, a lead broker/dealer received $439,185 or ten (10%) percent cash compensation and 131,756 common shares or three (3) shares for each 100 shares placed as commission for the amount raised. The broker also has an option to purchase additional 175,674 shares or four (4) shares for each 100 shares placed at a $1.00 each within one year from the close of this transaction.

18.	SUBSEQUENT EVENTS:

During the first quarter of 2000, the Company has sold 4,943,252 shares in exchange for $7,524,235, or $1.52 per share to two groups of accredited investors. Along with the shares some of the investors received Warrants to purchase 624,520 shares at $0.25. The placement agents shall receive
3,630,000 options convertible into the Company's common stock of which 18,000 options shall be converted at a $1 strike price and the remainder shall be converted at a $10.00 strike price per share.

In January 2000, the Company granted 1,941,000 options to purchase common stock at prices equal to or greater than the market price on the date of the grant to directors, employees and former employees. These options expire between three and five years from the date of issuance. The compensation expense associated with the grants to former employees was not significant.

During the first quarter of 2000, with the funds that it raised in the private placement, the Company settled approximately $1.5 million of outstanding payables with approximately $875,000.

On February 15, 2000 the Company signed a contract with a European Union firm to provide the high bandwidth xDSL Set-Top Box for its telecommunications project. Dauphin's Set-Top Box will be an integral part to the firm's Fiber
Optics Infrastructure. The contract is part of a multi-year program that will provide unprecedented bandwidth and other IT capabilities in that European
Union nation.

<Page F-19>

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                       Amount

SEC registration fee                                   $  82,563.00
Blue Sky fees and expenses                                 3,000.00
Accounting fees and expenses                              10,000.00
Legal fees and expenses                                   15,000.00
Printing                                                   2,000.00
Registrar and transfer agent's fees                        1,000.00
Miscellaneous fees and expenses                            2,000.00
                                                       ------------
Total                                                  $ 115,563.00


Item 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Registrant is incorporated in the State of Illinois. Section 8.75 of the Illinois Business Corporation Act defines the powers of registrant to indemnify officers, directors, employees and agents.

In additional to the provisions of Illinois Business Corporation Act Section
8.75, and pursuant to the power granted therein, registrant has adapted
Article XII of its Bylaws which provides as follows:

ARTICLE XII

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 1 The corporation shall indemnify any person who was or is a party, or is threaten to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a directors, officer, employee or agent of the corporation or fiduciary of any employee benefit plan maintained by the corporation, or who is or was a director, officer, employee or agent of the corporation of a fiduciary as aforesaid, or who is or was serving at the request of the corporation as a director, officer, employee, agent of fiduciary of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation (or, in the case of a fiduciary, the best interests of the plan and plan participants) and, with respect to any criminal action proceeding, had no reasonable cause to believe his conduct was unlawful. This termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that this conduct was unlawful.

<Page A>

SECTION 2 The corporation shall indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or fiduciary as aforesaid, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation
(or, in the case of a fiduciary, the best interests of the plan and plan participants), except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as the court shall deem proper.

SECTION 3 To the extent that a director, officer, employee or agent of a corporation or fiduciary as aforesaid has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in proceeding sections, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

SECTION 4 Any indemnification under section 1 and 2 hereof (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination of the director, officer, employee, agent of fiduciary is proper on the circumstances because he has met the applicable standard of conduct set forth in said sections. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtained, or even if obtainable, a quorum of disinterest directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

SECTION 5 Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized by the board of directors in the specific case, upon receipt of an undertaking by or oh behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

SECTION 6 The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall incur to the benefit of the heirs, executors and administrators of such person.

SECTION 7 The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation of fiduciary, or who is or was serving at the request of the corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

SECTION 8 In the case of a merger, the term "corporation" shall include, in additional to the surviving corporation, any merging corporation absorbed in a merger, which if its separate existence had continued, would have had the power and authority to indemnify its directors, officers and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of another corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the surviving corporation as such person would have with respect to such merging if its separate existence had continued.

SECTION 9 For the purpose of this Article, referenced to "other enterprises" shall include employee benefit plans; reference to "fines" shall include any excise tax assessed on a person with respect to an employee benefit plan; and references to the phrase "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article.

<Page B>

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, enforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such an issue.

Except to the extent herein above set forth, there is no charter provision, bylaw, contract, arrangement or statute pursuant to which any director or officer of registrant is indemnified in any manner against any liability which he may incur in his capacity as such.

Item 15. RECENT SALES OF UNREGISTERED SECURITIES

1999 Transactions

In January and April 1999, the Company issued a total of 46,373 shares under an employment contract with Richard M. Schultz. As of May 14, 1999, the
Company no longer employs Richard M. Schultz.

In February and March 1999, the Company issued a total of 87,380 treasury shares and 1,570,927 shares in exchange for $660,000 of principal, $17,123 of interest and $32,909 of original issue discount amortization on Convertible
Debentures - 2001A. In addition, in March the short-term loan from an investor in the amount of $250,000 together with $7,500 of interest was converted into 427,667 shares.

In March 1999, the Company issued warrants to an investment banker to purchase 50,000 shares at an exercise price of $0.60 exercisable after the market bid price of the Company's stock exceeds $1.00 for 15 consecutive trading days. Also in March of 1999 the Company issued warrants to the same investment banker to purchase 50,000 shares at an exercise price of $0.50 exercisable after the market bid price of the Company's stock exceeds $2.00 for 15 consecutive trading days. The warrants were valued at $48,000 using the Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 1 and 2 year life respectively and 120% volatility.

In March 1999, the Company issued 507,160 shares to five accredited investors in exchange for $403,492. In addition to the shares, the Company issued warrants to purchase 300,000 shares of common stock at an exercise price of $1.10 per share exercisable immediately. The warrants were valued at $165,600 using the Black-Scholes securities valuation model, assuming among other things, a 7% risk free interest rate, 0% dividend yield, 5 year life and 120% volatility.

On March 30, 1999, Dauphin signed an agreement with an accredited investor
("Investor") where the Investor agreed to commit up to $6 million. The first closing for $1 million occurred on April 15, 1999 when the parties executed agreed upon documentation and Dauphin deposited 2 million common shares in escrow. This tranche was in the form of an 8% promissory note convertible into stock beginning sixty days after closing. The conversion was at 15% discount from the closing bid price of the Company's common stock. The contract also called for the adjustment in escrowed shares in case stock value decreases, under the 5/8 bid for two consecutive days. As specified on the contract, on April 22 due to decline in market price of the stock, the Company deposited additional 400,000 shares in an escrow account to replenish the $1.5 million value in the account. As an incentive, the Investor received a warrant to purchase 100,000 common shares of stock at an exercise price of $1.00 per share. The warrant was valued at $52,200 using Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 1 and 2 year life respectively and 120% volatility. On May 24, 1999 $1 million funded under the note, together with accrued interest, was converted into 2,441,414 shares of common stock of which 2,400,000 common shares were disbursed to the Investor. As of the date of this report, the remaining shares have not been issued.

In May 1999, the Company issued 150,000 shares to two accredited investors in exchange for $82,500. In addition to the shares the Company issued warrants to purchase 150,000 shares of common stock at an exercise price of $0.55 per share. The warrants are exercisable immediately and expire in three years.
The warrants were valued at $53,250 using the Black-Scholes securities valuation model, assuming among other things, a 6% risk free interest rate, 0% dividend yield, 5 year life and 120% volatility.

<Page C>

In May 1999, the company issued 586,764 common shares in exchange for $240,000 of the remaining principal of the Convertible Debentures-2001A. That closed out all debts the Company had in relation to the Convertible
Debentures.

On May 28, 1999 the Company signed a Stock Purchase Agreement with another accredited investor ("Investor"), which allows the Company and obligates the Investor to purchase shares from the Company based on terms and conditions outlined in the agreement. In total the Investor agreed to purchase up to $2,250,000 of the common stock within the next twenty-four months. The
Investor agreed to purchase from the Company shares based on ninety percent of the daily average trading value, which is computed by multiplying the closing bid price by the daily volume of the Company's common stock traded average over the twenty days prior to closing. In connection therewith the Company sold to the Investor 1,048,951 shares for $450,000 at an average price of $0.43 per share including $58,000 of closing fees. The Company has the right to sell additional shares with an interval of 25 business days with a minimum of $100,000 per sale and a maximum of $500,000 based on the average daily value as described above. In addition to the stock, the Investor received an Incentive Warrant to purchase 750,000 common shares at a price of $0.6435 per share. The Warrants were valued at $235,500 using Black-Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

In connection with the Stock Purchase Agreement signed by the Company on May
28, 1999, the Company sold to the Investor 350,000 shares for $148,050 at an average price of $0.423 per share, including $2,961 of closing fees.

In the third quarter of 1999, the Company issued 14,963 treasury shares and 2,086,540 common shares to a group of accredited investors in exchange for $598,817 or an average of $0.29 per share. In addition to the shares the Company issued warrants to purchase 1,651,600 shares of common stock at an average exercise price of $0.47 per share. The warrants are exercisable immediately and expire in three to five years. The Warrants were valued at $443,622 using Black-Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

During the third quarter, the Company agreed to issue a total of 407,868 shares to satisfy certain payables in the cumulative amount of $223,825 or approximately $0.55 per share.

In September 1999, a Warrant for a total of 100,000 shares that was issued in July 1999 was exercised at $0.53 per share. The Company received a total of $53,000 from such exercise.

On October 26 1999, the Company issued 93,358 shares in exchange for $29,643 or $0.32 per share net of $605 of closing fees in accordance with the Stock
Purchase Agreement signed by the Company on May 28, 1999.

On October 27, 1999 in connection with the Stock Purchase Agreement signed by the Company on May 28, 1999, the Company sold to the Investor 447,012 shares for $141,935 at an average price of $0.32 per share, including $2,897 of closing fees.

In November 1999, the Company issued 457,650 shares to three accredited investors in exchange for $156,500 or $0.33 per share.

During the third quarter of 1999 a Warrant for 302,858 shares at $0.20 was exercised. The Company received a total of $60,285 for the shares. As of the date of this report, these shares have not been issued.

In November 1999, in exchange for services rendered, the Company issued
300,000 shares to a consultant.

In December 1999, the Company converted $70,000 of short-term notes including $5,000 of interest from an affiliate into 350,000 shares.

In December 1999, the Company issued 362,858 shares in exchange for $72,572 from two accredited investors. In addition to shares, the Company issued two
Warrants for the total of 362,858 common shares to the investors with a strike price of $0.20. The Warrants were valued at $68,637 using Black-
Scholes securities valuation model assuming among other things 6% risk free rate, 0% dividend yield, five years life and 120% volatility.

<Page D>

2000 Transactions

During the first quarter of 2000, the Company has sold 4,943,252 shares in exchange for $7,524,235, or $1.52 per share to two groups of accredited investors. Along with the shares some of the investors received Warrants to purchase 624,520 shares at $0.25. The placement agents shall receive
3,630,000 options convertible into the Company's common stock of which 18,000 options shall be converted at a $1 strike price and the remainder shall be converted at a $10.00 strike price per share.

In January 2000, the Company granted 1,941,000 options to purchase common stock at prices equal to or greater than the market price on the date of the grant to directors, employees and former employees. These options expire between three and five years from the date of issuance. The compensation expense associated with the grants to former employees was not significant.

During the first quarter of 2000, with the funds that it raised in the private placement, the Company settled approximately $1.5 million of outstanding payables with approximately $875,000.

The outstanding shares were offered and sold in private placements with accredited investors during 1998 and 1999 and are being registered pursuant to certain registration rights granted to subscribers. The sale and issuance of the shares were believed to be exempt from registration under the Securities Act by virtue of Section 4 (2) thereof and Regulation D as transactions not involving any public offering. The recipients represented their status as accredited investors at the time of subscription and their intention to acquire securities for investment purposes only and not with a view to distribution thereof. Appropriate legends were affixed to stock certificates issued in such transactions and all recipients had adequate access to information about the company.

<Page E>

Item 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description of Document

*3(1) Certificate of Incorporation filed July 27, 1990, incorporated herein by reference to exhibit 7(c)(1) of Form 8-K filed May 14, 1991.
*3(2) By-Laws as amended, incorporated herein by reference to exhibit 3(2) of
      Form 10-K for the fiscal year ended December 31, 1991.
*4(1) Specimen Common Stock Certificate incorporated herein by reference to exhibit 4(1) of Form S-18 filed June 1, 1990.
*10(1) Agreement and Plan of Reorganization incorporated herein by reference to exhibit 7(c) of Form 8-K filed April 4, 1991.
*10(2) Plan and Agreement of Merger incorporated herein by reference to exhibit 7(c)(1) of Form 8-K filed May 14, 1991.
*10(3) Computer Technology License Agreement dated November 12, 1997, between
       Phoenix Technology, Inc. and Dauphin Technology, Inc. included as an
       exhibit to Form S-1 filed march 17, 1998,   incorporated herein by
       reference.
*10(4) License Agreement dated May 3, 1996, between Microsoft Corporation and
       Dauphin Technology, Inc. included as an exhibit to Form S-1 filed
       March 17, 1998, incorporated herein by reference.
*10(5) Debtor's Motion Seeking Entry of Order Authorizing the Debtor to enter into Asset Purchase Agreement with Victor Baron, Savely Burd and
       Interactive Controls, Inc. filed February 6, 1996 with United States
       Bankruptcy Court incorporated herein by reference to exhibit 7(b) of
       Form 10-Q filed May 15, 1996.
*10(6) Debtor's Third Amended and Restated Plan of Reorganization filed May
       9, 1996 with United States Bankruptcy Court incorporated herein by reference to exhibit 7(b) of Form 10-Q filed January 26, 1996.
*10(7) Promissory Note, Subscription Agreement, Form of Warrant and
       Conversion Notice for Augustine Capital Management dated April 13,
       1999 included as an exhibit to Form 10-Q for the quarter ended March
       31, 1999, incorporated herein by reference.
*10(8) Stock Purchase Agreement by and between Crescent International Limited and Dauphin Technology, Inc. dated May 28, 1999, including
       Registration Rights Agreement, Form of Incentive Warrant, Form of
       Early Put Warrant, Form of Opinion of the Company's Independent
       Counsel and Form of Transfer Agent Instructions included as an exhibit to Form 10-Q for the quarter ended June 30, 1999, incorporated herein by reference.
*10(9) Equity line of credit agreement by and between Techrich International
       Limited and Dauphin Technology, Inc. dated April 12, 2000 including
       Common Stock Purchase Agreement, Registration Rights Agreement, Escrow
       Agreement and Form of a stock Purchase Warrant included as an exhibit to Form 8-K filed on April 20, 2000 incorporated herein by reference.
24(1)	Consent of Arthur Andersen LLP., independent public accountants.
24(2)	Consent of Grant Thornton LLP., independent public accountants.
24(3)	Consent of Rieck and Crotty, P.C.

* Previously filed or incorporated by reference.

<Page F>

Item 17.  UNDERTAKINGS

(A) Subject to the terms and conditions of Section 15(d) of the Securities
Exchange Act of 1934, the undersigned Company hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in the section.

(B) The undersigned Company hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, post-effective amendment to this registration statement:

       (i) To include any Prospectus required by Section 10(a) of the Securities Act of 1993;

      (ii) To disclose in the Prospectus any change in the offering price at which any registering shareholders subject to the requirement of a Pricing Amendment are offering their registered securities for sale;

     (iii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iv) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That for the purpose of determining any liability under the Securities
      Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(C) Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the forgoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjustment of such issue.

<Page G>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palatine and State of Illinois, on the 26 day of April, 2000.

DAUPHIN TECHNOLOGY, INC.


By:s/Andrew J. Kandalepas/
     Andrew J. Kandalepas, President

Pursuant to the requirement of the Securities Act of 1933, as amended, this registration statement has been duly signed by the following persons in the capacity and on the dates indicated.

SIGNATURE/TITLE	Date  4/26/00
s/Andrew J. Kandalepas/
  Andrew J. Kandalepas,
  Chairman of the Board of Directors /President/Chief Executive Officer

                        4/26/00
s/Jeffrey Goldberg/
  Jeffrey Goldberg,
  Secretary/Director

                        4/26/00
s/Gary E. Soiney/
  Gary E. Soiney,
  Director

                        4/26/00
s/Andrew Prokos/
  Andrew Prokos,
  Director

<Page H>


EXHIBIT 24(1)


                Consent of Independent Public Accountants

Board of Directors
Dauphin Technology, Inc.

   We have issued our report dated March 26, 2000, accompanying the consolidated financial statements included in the Registration Statement on Form S-1 of Dauphin Technology, Inc. as of and for the year ended December
31, 1999. We hereby consent to the incorporation by reference of said report in the Registration Statements of Dauphin Technology, Inc. and to the use of our name as it appears under the caption "experts".


		Grant Thornton LLP


Chicago, Illinois
April 24, 2000

<Page I>


EXHIBIT 24(1)


Consent of Independent Public Accountants


As independent public accountants, we hereby consent to the use of our report dated March 31, 1999 (except with respect to the matters discussed in the first five sentences of paragraph five of Note 17, as to which the date is April, 15, 1999) and to all references to our Firm included in or made a part of this Registration Statement on Form S-1 for Dauphin
Technology, Inc.


s/Arthur Andersen/


Arthur Andersen  LLP


Chicago, Illinois
April 27, 2000


<Page J>

EXHIBIT 24(2)

April 25, 2000

Dauphin Technology, Inc.
800 East Northwest Highway
Suite 950
Palatine, Illinois 60067

In re Form S-1 Registration Statement

Gentlemen:

   We have acted as counsel to Dauphin Technology, Inc., an Illinois corporation (the "Company'), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), of a Registration Statement on Form S-l (the
"Registration Statement") relating to the registration of 33,291,523 Shares of the Company's common stock (the "Shares").

   As such counsel, we have examined the Registration Statement and such other papers, documents and certificates of public officials and certificates of officers of the Company as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us and conformed or photocopies.

   Based upon and subject to the foregoing, it is our opinion that the Shares covered by the Registration Statement have heretofore been legally issued by the Company and are fully paid and non-assessable and shall continue to be such when and if sold by the Selling Stockholders.

  We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to our firm under the caption
"Legal Matters" in the Prospectus Constituting a part of the Registration
Statement.

Very truly yours,

s/Rieck and Crotty/

Rieck and Crotty, P.C.

<Page K>

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